As filed with the Securities and Exchange Commission on July 5, 2002
--------------------------------------------------------------------------------
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               99 CENT STUFF, INC.
             (Exact Name of Registrant as Specified in its charter)
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------------------------------------------ ---------------------------------------- ----------------------------------------
                 Florida                                    5331                                  Applied For
                 -------                                                                          -----------
------------------------------------------ ---------------------------------------- ----------------------------------------
 (State or jurisdiction of incorporation        (Primary Standard Industrial         (I.R.S. Employer Identification No.)
             or organization                     Classification Code Number)
------------------------------------------ ---------------------------------------- ----------------------------------------


                              1801 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 999-9815
                                 --------------
               (Address, including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                Raymond Zimmerman
                        1801 Clint Moore Road, Suite 217
                            Boca Raton, Florida 33487
                                 (561) 999-9815
                                 --------------
             (Name, Address Including Zip Code and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
                             Michael D. Karsch, Esq.
                                 Sachs Sax Klein
                                 301 Yamato Road
                            Boca Raton, Florida 33431
                                 (561) 994-4499

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
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                                  CALCULATION OF REGISTRATION FEE
--------------------- ------------------------ ------------------- --------------------- ------------------
Title of each  class                           Proposed              Proposed
of securities         Amount to                maximum offering      maximum aggregate     Amount of
to be registered      be registered            price  per  unit (1)  offering price        registration fee
--------------------- ------------------------ -------------------- --------------------- ------------------
Common Stock          2,000,000 shares         $5.00                 $10,000,000           $920
--------------------- ------------------------ -------------------- --------------------- ------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


         The information in this prospectus is not complete and may be changed.
We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

              Prospectus Subject to Completion Dated July 5, 2002

                           MINIMUM OF 1,000,000 SHARES
                           MAXIMUM OF 2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

This is an initial public offering of shares of common stock of 99 Cent Stuff, Inc. We are offering a minimum of 1,000,000 shares and a maximum of 2,000,000 shares at the price of $5.00 per share on a "best efforts" basis.

During the period the offering is open, each subscriber may subscribe for a minimum of 100 shares.

The offering will be terminated upon the earliest of

o        the sale of all the common shares,
o        __________, 2002, unless extended, or
o        the date on which we decide to close the offering.

We will not close this offering unless we receive commitments to purchase at least 1,000,000 shares by ___________, 2002. If we receive commitments to purchase 1,000,000 shares by _________, 2002, we will hold the initial closing and we will continue to offer up to an additional 1,000,000 shares until _________, 2002. Until the initial closing, funds will be held in escrow by
___________. If we have not received commitments to purchase 1,000,000 shares by
_________, 2002, the offering will terminate and all funds held by the escrow agent will be returned promptly to the purchasers without interest.

Prior to the offering, there has been no public market for the common shares. We will apply to list our common shares on the Nasdaq SmallCap Market under the symbol "STUF".

While we do not plan to do so at this time, we may engage the services of broker-dealers to assist in selling the common shares. If so, the maximum commission paid to any such broker-dealer will be __% of the offering price.

The purchase of our common stock involves a high degree of risk. Please see
"Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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                                                               PER SHARE    TOTAL MINIMUM        TOTAL MAXIMUM
                                                               ---------    -------------        -------------
       Initial public offering price                           $5.00        $5,000,000           $10,000,000
       Proceeds, before expenses, to 99 Cent Stuff             $5.00


                       Prospectus dated ________ __ , 2002

                             DESCRIPTION OF ARTWORK:

      The inside front cover contains a map of the south Florida with dots indicating store locations. The heading of the map states "Store Locations".

      Below the map there are a photographs of the front entrances to a 99 Cent Stuff Store and the inside of one store.

                                TABLE OF CONTENTS

Item                                                                        Page
----                                                                        ----
Prospectus Summary                                                            3
Risk Factors                                                                  7
Forward-Looking Information                                                  13
Use of Proceeds                                                              14
Dividend Policy                                                              14
Dilution                                                                     15
Capitalization                                                               16
Selected Financial Data                                                      17
Management's Discussion and Analysis
  Financial Condition and Results of Operation                               18
Business                                                                     23
Management                                                                   31
Principal Shareholders                                                       36
Certain Relationships and Related Transactions                               37
Description of Securities                                                    38
Plan of Distribution                                                         42
Legal Matters                                                                42
Experts                                                                      43
Where You Can Find Additional Information                                    43
Index to Financial Statements                                               F-1

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until ____________, 2002 (90 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


We do not own any trademarks. All registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not include all of the information that you should consider before deciding to invest in our common stock. We urge you to read the entire prospectus carefully, including Risk Factors, and the financial statements and the notes to those financial statements included in this prospectus.

                                  99 CENT STUFF

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Every product is sold at or below 99(cent), including extra value savings of two or three items for 99(cent). We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. We believe that our strategy of value cultivates customers as long-term clients of our one-stop retail store locations by virtue of our assortment of consistently replenishable merchandise, branded goods, single price point and convenient accessible locations. The value concept also increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles.

We opened our first store in 1999 and operate 11 retail stores in south Florida. These stores have an average size of approximately 17,000 saleable square feet. Average net sales for stores open the full year in 2001 were $3.7 million per store.

Substantially all of our funding has been provided by our founder Raymond Zimmerman, who has over 40 years of retail experience, including as chief executive officer of Service Merchandise Company for 17 years. Our other senior management also has significant retail experience, including in the value discount segment.

THE VALUE RETAIL INDUSTRY

The value discount retail segment represents a significant long-term growth opportunity in the retail industry. Value discount retail is distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices generally below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. This results in a continually changing selection of products and brands. The sale of closeout or special-situation merchandise develops in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels.

Over the last five years, this retail segment has grown at a pace roughly twice the pace of the remainder of the retail industry and is one of the fastest growing retail sectors in the United States. This segment of the industry seems to be insulated from the recent economic downturn and difficult consumer environment. The critical factor that drives success in the deep discount industry is effective inventory purchasing and management.

OUR STRATEGY

Our goal is to operate stores providing continuous value to customers on a wide variety of merchandise. We strive to exceed our customers' expectations of the range and quality of name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include the following:

EMPHASIZE "NAME-BRANDS". We believe that customers visit our stores for name-brand consumable merchandise. We sell merchandise with the Pepsi, General Mills, Colgate-Palmolive, Eveready Battery, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham brand names.

CARRY A WIDE SELECTION OF REGULARLY AVAILABLE MERCHANDISE. Our retail stores offer consumer items in many staple product categories, including food, beverages, health and beauty aids, household products, housewares, hardware, stationary and party goods, seasonal goods, baby products and toys, giftware, pet products and clothing. By consistently offering a wide selection of consumable items, we encourage customers to frequently visit our stores for their everyday household needs.

EFFECTIVE STORE LAYOUT. Our stores are designed for visual appeal and functionality and are attractively merchandised, brightly lit and well-maintained. The stores are organized in a "supermarket" format with items in the same category grouped together. Our layout and store size allows us to more effectively display a wide assortment of merchandise, carry deep stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more.

DEVELOP STRONG SUPPLIER RELATIONSHIPS. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices.

CAREFUL PURCHASING TO INCREASE MARGINS. We purchase merchandise at substantially discounted prices as a result of our buyers' knowledge, experience and negotiating skills and ability to select desirable merchandise.

EXPANSION PLANS

99 Cent Stuff believes that our concept of consistently offering a broad selection of name-brand consumables, at value pricing, in a convenient store format can be replicated in most other densely populated areas of Florida and the southeastern U.S. All of the current stores are in Miami-Dade, Broward and Palm Beach counties, which include Miami, Ft. Lauderdale and West Palm Beach. We believe that we could open up to 25 locations in these areas over the next three years. Other areas of Florida are also experiencing fast growth and we believe that we could open up to 75 stores in major metropolitan areas in Florida outside of southeast Florida if we are able to obtain sufficient funding. By continuing to focus 99 Cent Stuff store openings in southeast Florida for the immediate future, we can leverage our value concept in the region and take advantage of our existing warehouse and distribution facility and other management and operating efficiencies. Our growth strategy will focus on opening locations in existing markets as well as expanding into markets adjacent to those currently served. As part of our start-up phase, we have built an infrastructure to handle our planned growth.

We are incorporated in the State of Florida. Our executive offices are located at 1801 Clint Moore Road, Suite 217, Boca Raton, Florida 33487 and our telephone number is (561) 999-9815. Information on our website, www.99centstuff.com, is not part of this prospectus.
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                                  THE OFFERING

Offering price per share.............................. $5.00

Shares offered........................................ 2,000,000 shares

Shares outstanding after the offering:
                                   Minimum             8,000,000
                                   Maximum             9,000,000

Use of proceeds....................................... We intend to use the net proceeds to open additional stores and for inventory and working capital.

Minimum subscription amount........................... 100 shares or $500

Terms of the offering................................. We may close this offering when we have received commitments to purchase a minimum of 1,000,000 shares and may hold
                                                       additional closings for up to an aggregate maximum of
                                                       2,000,000 shares during the offering period.  We will hold all funds received up to the minimum offering amount in an escrow account.  If we do not receive commitments to purchase the minimum amount during the escrow period, we will return all proceeds to investors without interest.

Conditions to closing................................. We will not close this offering if we do not receive subscriptions to purchase at least the minimum
                                                       offering amount.

Escrow period......................................... Funds will be held in escrow until the earlier of our receipt of commitments to purchase 1,000,000 shares or  __________,
                                                       2002.

Offering period   .................................... We may continue to sell shares after breaking escrow until
                                                       ______________, 2002

How to purchase shares................................ To purchase shares, you must complete and deliver a subscription agreement in the form attached as Annex A to this prospectus. You should review the instructions included in the subscription agreement.

Escrow Agent.......................................... ____________will serve as escrow agent for the subscription funds pending the closing of the minimum offering

Listing............................................... We intend to file an application to have our common stock approved for quotation on The Nasdaq
                                                       Stock Market's SmallCap Market under the symbol "STUF."

ASSUMPTIONS

Unless otherwise indicated, all share information in this prospectus is based on the conversion of 99 Cent Stuff LLC into a corporation and excludes 1,000,000 shares of common stock available for future issuance under our 2002 Equity Incentive Plan;

OUR TRANSITION TO A CORPORATE STRUCTURE

Our transition to a corporate structure will be accomplished immediately prior to the closing of the offering through the following transactions:

o 99 Cent Stuff, Inc., a Florida corporation, was formed as a subsidiary of 99 Cent Stuff LLC.

o 99 Cent Stuff LLC will transfer all of its assets, which include the ownership interests in its operating subsidiary limited liability companies to 99 Cent Stuff, Inc., thereby making these limited liability companies wholly-owned by 99 Cent Stuff, Inc.

o Raymond Zimmerman will contribute to capital the $14.6 million of loans and accrued interest owed to him.

o 99 Cent Stuff LLC will receive an aggregate of 7,000,000 shares of our common stock in exchange for the debt owed to Mr. Zimmerman, all of which will be held by 99 Cent Stuff LLC until distributed to its owners.

o Each of our owners will retain an interest in 99 Cent Stuff LLC and an undivided, indirect interest in the shares of our common stock held by 99 Cent Stuff LLC.

As a result of the conversion to a corporation, $14.6 million of liabilities and net losses will be extinguished.

                             SUMMARY FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three periods ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

Selected Consolidated Financial Data

                                                       Periods ended December 31,                 Three Months Ended March 31,
                                                       --------------------------                 ----------------------------
                                                   1999           2000            2001               2001            2002
                                                -----------    ------------    ------------      ------------    ------------
                                                                                                            (unaudited)
Net sales                                       $ 3,984,522    $ 14,219,365    $ 35,888,782        $  7,742,990    $  9,518,525
Cost of goods sold                                3,196,770      10,571,255      26,260,512           5,737,771       7,182,784
                                                -----------    ------------    ------------        ------------    ------------
Gross profit                                        787,752       3,648,110       9,628,270           2,005,219       2,335,741

Selling, general and administrative expenses      2,808,369       8,273,380      14,558,460           3,822,532       3,337,848
                                                -----------    ------------    ------------        ------------    ------------
Loss from operations                             (2,020,617)     (4,625,270)     (4,930,190)         (1,817,313)     (1,002,107)
Other expense                                      (125,122)       (648,095)     (1,581,248)           (418,220)       (313,217)
                                                -----------    ------------    ------------        ------------    ------------
Net loss                                         (2,145,739)     (5,273,365)     (6,511,438)         (2,235,533)     (1,315,324)
                                                ===========    ============    ============        ============    ============
Proforma loss per share                         $     (0.31)   $      (0.75)   $      (0.93)       $      (0.32)   $      (0.19)

Weighted average common shares outstanding        7,000,000       7,000,000       7,000,000           7,000,000       7,000,000


                                                               December 31                               Pro Forma
                                                -------------------------------------------          ----------------
                                                   1999           2000            2001                 March 31, 2002
                                                -----------    ------------    ------------           ---------------
Balance sheet data:
Working capital                                 $(3,361,973)   $(11,721,765)   $(18,316,093)          $ (3,044,701)
Total assets                                      4,019,779       8,693,073       7,880,539              7,433,988
Total long term debt                                     --              --              --                     --
Members' Deficit                                $(2,145,739)   $ (7,419,104)   $(13,930,542)          $   (654,313)


                                  RISK FACTORS

You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE HAD LOSSES SINCE INCEPTION IN 1999 AND DO NOT EXPECT TO EARN A PROFIT IN 2002, WHICH HAS AFFECTED OUR WORKING CAPITAL.

We had losses of $6.5 million in 2001 and $5.3 million in 2000. We cannot assure you that we will have a profit this year or any future year. Due to these losses, we had a negative working capital of $14.4 million at March 31, 2002 and have continued to need cash for operations. This amount includes approximately $16.4 million owed to Raymond Zimmerman, our chairman at March 31, 2002. Our losses since inception in 1999 were due to

o    costs associated with its March 31, 2002 opening the 11 new stores,
o delays in opening stores and the costs of carrying extra inventory and rent,
o inability from time to time to properly purchase inventory and stock the stores due to cash shortfalls,
o costs associated with establishing our warehouse and corporate operations, and
o costs associated with developing and implementing our information technology systems for the warehouse and stores.

Our negative working capital as of March 31, 2002 was due to

o    $5.3 million of property and equipment acquired,
o    cash shortfall due to operating losses, and
o    increases in accounts payable due to operating losses.

OUR INDEPENDENT AUDITORS HAVE ISSUED A GOING CONCERN OPINION.

Because of our significant operating losses and reliance on outside funding to maintain operations, our independent auditors' report on our financial statements for the year ended December 31, 2001 contains an explanatory paragraph about our ability to continue as a going concern. These operating losses and negative cash flows raise substantial doubt about our ability to continue as a going concern.

OUR ABILITY TO GENERATE PROFITS IS PRIMARILY DEPENDENT ON INCREASING OUR GROSS MARGINS AND VOLUME.

The key to success in the value business is to be able to rapidly purchase goods and be able to pay within terms in order to obtain the lowest prices. Due to our lack of operating cash, we have not been able to purchase inventory in the most efficient fashion and we have thus had lower margins than some of our competitors. This has also affected our revenues. We need the proceeds of this offering so that we can properly purchase inventory and increase our gross margins to satisfactory levels.

Our operating losses have decreased working capital and limited our ability to buy sufficient inventory at higher margins. Also, we have not been able to control the mix of sales and margins that we would like to maximize sales and margins due to the lack of working capital.

WE DEPEND ON NEW STORE OPENINGS FOR MUCH OF OUR FUTURE GROWTH.

Our operating results depend largely on our ability to open and operate new stores successfully and to manage a larger business profitably. Our strategy depends on our ability to secure financing to open and operate these stores. Any failure by us to:

o    identify suitable markets and sites for our new stores,
o    negotiate leases with acceptable terms,
o    achieve our expansion goals on a timely basis,
o obtain acceptance in markets in which we currently have limited or no presence,
o    hire and retain management and other qualified store personnel,
o    appropriately upgrade our financial and management information systems and
o    control or manage  operating  expenses

could adversely affect our future operating results and our ability to execute our business strategy. Some of these factors are beyond our control and we cannot assure you that we will be able to achieve our goals.

We also cannot assure you that when we open new stores, we will improve our results of operations. A variety of factors, including store location, store size, rental terms, the level of store sales and the level of initial advertising influence if and when a new store becomes profitable. Assuming that our planned expansion occurs as anticipated, our store base will include a relatively high proportion of stores with relatively short operating histories. We cannot assure you that our new stores will achieve the sales per saleable square foot and store-level operating margins currently achieved at our existing stores. If our new stores on average fail to achieve these results, our planned expansion could produce a decrease in our overall sales per saleable square foot and store-level operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores could also contribute to a decrease in our operating margins. Finally, the opening of new stores in existing markets may reduce retail sales of existing stores in those markets, negatively affecting comparable store sales.

DUE TO OUR LIMITED RESOURCES, AT TIMES WE HAVE NOT HAD SUFFICIENT INVENTORY, WHICH HAS NEGATIVELY IMPACTED OUR SALES AND MARGINS.

We depend on the availability of quality merchandise at low prices in order to stock our stores. Our margins are materially affected by our ability to timely purchase and pay for inventory. Due to our cash flow problems, from time to time we have not had sufficient working capital to purchase inventory, and during these periods, our sales and margins have decreased. During any future period in which we have limited working capital, it is likely that our margins will decrease.

WE WILL NEED ADDITIONAL CAPITAL TO IMPLEMENT OUR LONG TERM PLANS.

Although the proceeds of the minimum offering will be sufficient to fund our operating requirements for approximately one year, we will need additional capital to open some new stores and if we are to implement our long-term expansion plans. The terms on which we may obtain additional financing may dilute the ownership interests of the existing shareholders, or otherwise adversely affect their position. It is also possible that we will be unable to obtain the additional funding when we need it. If we are unable to obtain additional funding as and when needed, we could be forced to delay the progress of our development efforts.

INFLATION COULD IMPACT OUR ABILITY TO PROVIDE QUALITY MERCHANDISE FOR 99 CENT STUFF.

Our ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond our control, including inflation. Inflation could have a material adverse effect on our business and results of operations due to our inability to raise our prices. Our methods to respond to ordinary price increases resulting from inflationary pressures is to adjust the number of items sold at for 99 cents and by changing our selection of merchandise. A sustained trend of significantly increased inflationary pressure could require us to abandon our single price point of 99 cents per item or to raise our price point, which could have a material adverse effect on our business and results of operations.

ALL OF OUR OPERATIONS ARE IN SOUTH FLORIDA, LEAVING US VULNERABLE TO EVENTS SPECIFIC TO THIS REGION.

All of our 99 Cent Stuff Stores are currently located in south Florida. Our next two stores will also be in this region. Accordingly, our results of operations and financial condition largely depend upon trends in the south Florida economy. Although this region's economy has remained strong, this trend may not continue and retail spending could decline in the future. At times, natural disasters such as hurricanes and other events have disrupted the local economy. These events could also pose physical risks to our properties.

BECAUSE ALL OF OUR STORES RELY ON A SINGLE DISTRIBUTION CENTER, ANY DISRUPTION COULD REDUCE OUR NET SALES.

We currently rely on a single distribution center in Miami, Florida. Any natural disaster or other serious disruption to this distribution center due to fire, hurricane or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our sales and profitability, particularly because much of our merchandise consists of closeouts and other irreplaceable products. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease.

WE DEPEND UPON OUR RELATIONSHIPS WITH OUR SUPPLIERS AND THE AVAILABILITY OF CLOSEOUT AND SPECIAL-SITUATION MERCHANDISE.

Our success depends in large part on our ability to locate and purchase quality closeout and special-situation merchandise at attractive prices. We cannot be certain that such merchandise will continue to be available in the future. Further, we may not be able to find and purchase merchandise in quantities necessary to accommodate our growth. Additionally, our suppliers sometimes restrict the advertising, promotion and method of distribution of their merchandise. These restrictions in turn may make it more difficult for us to quickly sell these items from our inventory.

Although we believe our relationships with our suppliers are good, we do not have any written agreements with any supplier. As a result, we must continuously seek out buying opportunities from our existing suppliers and from new sources. We compete for these opportunities with other wholesalers and retailers, value, discount and deep-discount chains, mass merchandisers, food markets, drug chains, club stores and various privately-held companies and individuals. One of our suppliers provided 11.1% of our purchases in 2001. Although we do not depend on this or any other single supplier or group of suppliers and believe we can successfully compete in seeking out new suppliers, a disruption in the availability of merchandise at attractive prices could impair our business.

WE ARE VULNERABLE TO UNCERTAIN ECONOMIC FACTORS SINCE WE HAVE A LIMITED ABILITY TO PASS ON COST INCREASES.

Our ability to provide quality merchandise at our 99 cents price point could be hindered by certain economic factors beyond our control, including but not limited to:

o    increases in operating costs;
o    increases in employee health care costs;
o    increases in prevailing wage levels; and
o    decreases in consumer confidence levels.

Because we provide consumers with merchandise at a 99 cents fixed price point, we typically cannot pass on cost increases to our customers.

WE RELY HEAVILY ON OUR MANAGEMENT TEAM AND THE LOSS OF ONE OR MORE MEMBERS OF OUR TEAM WILL ADVERSELY AFFECT OUR OPERATIONS.

Our success depends substantially on Raymond Zimmerman, our Chairman and Chief Executive Officer, and John Isaac. We also rely on the continued service of our chief executive officer and other key management. We intend to enter into employment agreements with our executive officers and key employees. However, we do not maintain key person life insurance on them. As we continue to grow, our success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled management personnel. Competition for such personnel is intense, and we may not be able to successfully attract, assimilate or retain sufficiently qualified candidates.

OUR OPERATING RESULTS MAY FLUCTUATE AND MAY BE AFFECTED BY SEASONAL BUYING PATTERNS, COMPARABLE STORE SALES AND OTHER FACTORS.

Historically, our highest net sales and operating income have occurred during months with major holidays such as Christmas, Easter and Halloween, which affect our operating results. In addition to seasonality, many other factors may cause our results of operations to vary significantly from quarter to quarter. Some of these factors are beyond our control. These factors include:

o    the timing of new store openings;
o    the integration of new stores into our operations;
o the level of advertising and pre-opening expenses associated with new stores;
o    general economic health of the value and deep-discount retail industries;
o    changes in the mix of products sold;
o    unexpected increases in shipping costs;
o    ability to successfully manage our inventory levels;
o    changes in our personnel;
o    fluctuations in the amount of consumer spending; and
o the amount and timing of operating costs and capital expenditures relating to the growth of our business.

RISKS RELATED TO THE INDUSTRY

WE FACE STRONG COMPETITION FOR CUSTOMERS AND TO PURCHASE INVENTORY, WHICH AFFECTS OUR PROFITABILITY.

We compete in both the acquisition of inventory and sale of merchandise with

o    discount and deep-discount stores,
o    single price point merchandisers,
o    mass merchandisers,
o    food markets,
o    drug chains, and
o    club stores.

In the future, new companies may also enter the value retail industry. Additionally, we currently face increasing competition for the purchase of quality closeout and other special-situation merchandise.

Some of our competitors have substantially greater financial resources and buying power than us. Our capability to compete will depend on many factors including our ability to successfully purchase and resell merchandise at lower prices than our competitors and the perceived value to consumers. We cannot assure you that we will be able to compete successfully against our current and future competitors. If we are unable to compete successfully, our operating results will suffer.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL PURCHASES

Some of the inventory we purchase is manufactured outside the United States. There are many risks associated with doing business internationally. Our purchasing may be subject to risks such as:

o    political instability;
o    currency fluctuations;
o    exchange rate controls;

o    changes in import and export regulations; and
o    changes in tariff and freight rates.

The United States and other countries have also proposed various forms of protectionist trade legislation. Any resulting changes in current tariff structures or other trade policies could adversely impact our purchasing from international sources.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS AND MAY BE SUBJECT TO LIABILITY OR SUBSTANTIAL COSTS IN COMPLYING WITH THESE REGULATIONS.

Under various federal, state and local environmental laws and regulations, current or previous owners or occupants of property may become liable for the costs of removing any hazardous substances found on the property. These laws and regulations often impose liability without regard to fault. In the future we may be required to incur substantial costs for preventive or remedial measures associated with the presence of hazardous materials. Further, in the ordinary course of our business, we sometimes handle or dispose of commonplace household products that are classified as hazardous materials under various environmental laws and regulations. We have adopted policies regarding the handling and disposal of these products, and we train our employees on how to handle and dispose of them. We cannot assure you that our policies and training will successfully help us avoid potential violations of these environmental laws and regulations in the future.

WE FACE THE RISK OF LOSS FROM INVENTORY SHRINKAGE.

The retail industry is subject to theft by customers and employees, and damage to goods in the course of operations. Significant inventory shrinkage in the future could have a material adverse effect on our costs of operations and our profitability.

OUR INFORMATION TECHNOLOGY SYSTEMS ARE VULNERABLE TO DAMAGE THAT COULD HARM OUR BUSINESS.

Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

o    hurricane, fire, flood and other natural disasters;
o power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and
o    computer viruses.

Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

TERRORISM AND THE UNCERTAINTY OF WAR MAY HARM OUR OPERATING RESULTS.

The terrorist attacks of September 11, 2001 have had a negative impact on various regions of the United States and on a wide range of industries. The terrorist attacks, as well as the United States war on terrorism, may have an unpredictable effect on general economic conditions and may harm our future results of operations. In the future, fears of recession, war and additional acts of terrorism may continue to impact the U.S. economy and could negatively impact our business.

RISKS RELATED TO THIS OFFERING

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our shareholders.

Provisions of our articles of incorporation and bylaws as well as provisions of Florida law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our shareholders. These provisions include:

o a board of directors that is classified such that only one-third of directors are elected each year;
o authorizing the issuance of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
o limitations on the ability of shareholders to call special meetings of shareholders;
o prohibiting shareholder action by written consent and requiring all shareholder actions to be taken at a meeting of our shareholders; and
o establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, provisions of the Florida Business Corporation Act Law restrict business combination transactions with parties that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some shareholders.

WE ARE CONTROLLED BY OUR PRIMARY SHAREHOLDER, WHO WILL CONTINUE TO CONTROL OUR OUTSTANDING STOCK AFTER THIS OFFERING. HIS INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

Following this offering, Raymond Zimmerman and his family will beneficially own approximately 78% of our outstanding common stock if all 2,000,000 shares are sold and a higher percentage if less shares are sold. For as long as Mr. Zimmerman and his family continue to own shares of common stock representing more than 50% of the voting power of our common stock, he will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our stockholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. Mr. Zimmerman will also have the power to prevent or cause a change in control, and could take other actions that might be desirable to him but not to other stockholders. Mr. Zimmerman's interests may be different from the interests of the other shareholders. This could adversely affect the voting and other rights of our other shareholders and could depress the market price of our common stock.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE OF COMMON STOCK

The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution. Investors may also experience additional dilution if we issue common stock in the future. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares in the event of a liquidation.

OUR STOCK PRICE COULD FLUCTUATE WIDELY, WHICH COULD AFFECT YOUR ABILITY AND THE PRICE AT WHICH YOU CAN SELL YOUR SHARES.

The market price of our common stock could fluctuate significantly due to many factors, including:

o    the depth of the market for our common stock;
o changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

o    variations in our operating results;
o conditions or trends in our industry or in the industries of any of our significant clients;
o    additions or departures of key personnel; and
o    future sales of our common stock.

OUR STOCK HAS NOT BEEN AND MAY NOT BE AVAILABLE ON A PUBLIC MARKET. EVEN IF PUBLICLY TRADED, OUR STOCK PRICE COULD BE EXTREMELY VOLATILE.

Prior to this offering, our common stock could not be bought or sold publicly. Therefore, we do not know if investor interest in our stock will be sufficient to create or sustain a public trading market. If we are not able to develop a public trading market for the shares, investors may have limited liquidity and may be forced to hold the shares for an indefinite period of time.

Recently, the stock market has experienced significant price and volume fluctuations. If our common stock suffers from this volatility, we could be subject to securities class action litigation, similar to that which has been brought against companies following periods of volatility in the market price of their common stock. Litigation could result in substantial costs and could divert our resources and senior management team's attention. This could harm our financial condition and operating results.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING.

Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that our management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

WE SET THE PRICE OF THE SHARES IN THIS OFFERING WITHOUT ANY ARM'S LENGTH NEGOTIATIONS AND IT MAY NOT TRADE AT THIS PRICE IN THE FUTURE.

We are acting as our own selling agent for the offering. As a result, we have set the initial public offering price of our common stock without arms' length negotiations with underwriters and it may not be representative of the prices that our stock will command later in the market.

                           FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. In addition, the forward-looking events discussed in this prospectus might not occur. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

We estimate that our net proceeds from the sale of our minimum offering amount will be $4,395,000 and that our net proceeds from the sale of our maximum offering amount will be $9,145,000. The following table shows how we intend to use the proceeds of the offering if we sell only the minimum of 1,000,000 shares and if we sell the full 2,000,000 shares:

               USE                                 MINIMUM OFFERING           MAXIMUM OFFERING
               ---                                 ----------------           ----------------
               New stores                                       --                      2,130,000
               Inventory                                     700,000                    2,500,000
               Accounts payable                            1,500,000                    1,800,000
               Working capital                             2,195,000                    2,715,000
                                                          ----------                    ---------
                           Total                          $4,395,000                    $9,145,000
                                                          ==========                    ==========

The capital investment for each new store ranges from $150,000 to $375,000, depending on landlord allowances and existing improvements, with a least $300,000 required for inventory. We also spend approximately $35,000 for pre-opening expenses. We intend to open up to seven stores in 2002 and 2003.

We intend to purchase additional inventory for our stores as well as have funds available to acquire additional inventory as we find purchasing opportunities made available from time to time.

We will use the balance of the net proceeds, if any, for general corporate purposes, including working capital and payment of outstanding payables. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade or money market securities. Management will have significant discretion as to the use of the net proceeds from this offering.

                                 DIVIDEND POLICY

We intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on any applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

                                    DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate pro forma net book value per share by calculating the total assets less total liabilities, and dividing it by the number of outstanding shares of common stock.

After giving effect to this offering at an estimated public offering price of $5.00 per share, less estimated expenses, there will be an immediate increase in the pro forma as adjusted net book value per share to existing shareholders and an immediate dilution per share to new investors. The following table illustrates this per share dilution on a pro forma basis as of March 31, 2002:

                                                             MINIMUM OFFERING   MAXIMUM OFFERING
                                                             ----------------   ----------------
Initial public offering price per share                         $   5.00           $   5.00
Pro forma net tangible book value per share before                  (.09)              (.09)
 giving effect to the offering and the related expenses
Increase in pro forma net tangible book value per share              .56               1.03
                                                                   -----              -----
  attributable to new investors
Pro forma net tangible book value per share after                    .47                .94
  giving effect to the offering
Dilution per share to new investors                                 4.53               4.06

The following table summarizes on a pro forma basis, as of March 31, 2002, the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing shareholders and purchasers of shares in this offering, assuming an offering price of $5.00 per share:

MINIMUM OFFERING
                                    Shares Purchased              Total Consideration
                                    ----------------              -------------------           Average price
                                    Number      Percent            Amount       Percent            per share
                                    ------      -------            ------       -------            ---------
Existing shareholders             7,000,000       87.5%         $14,591,353      74.5%              $2.35
New shareholders                  1,000,000       12.5%         $ 5,000,000      25.5%              $5.00
                                  ---------      ------         -----------     -----
Total                             8,000,000      100.0%         $19,591,353     100.0%
                                  =========      =====          ===========     =====

MAXIMUM OFFERING
                                    Shares Purchased              Total Consideration
                                    ----------------              -------------------           Average price
                                    Number      Percent            Amount       Percent            per share
                                    ------      -------            ------       -------            ---------
Existing shareholders             7,000,000        77.8%        $14,591,353       59.3%             $2.35
New shareholders                  2,000,000        22.2%        $10,000,000       40.7%             $5.00
                                  ---------       -----         -----------      -----
Total                             9,000,000       100.0%        $24,591,353      100.0%
                                  =========       =====         ===========      =====


                                 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002

o        on a historical basis,
o pro forma for the conversion of 99 Cent Stuff, LLC to a "C" corporation and the conversion of approximately $14.6 million of advances by Raymond Zimmerman into common stock, and
o as adjusted to give effect to the sale of the minimum and maximum offering amounts at the public offering price of $5.00 per share and the receipt of estimated net proceeds from the offering

                                                                     MARCH 31, 2002
                                                  ACTUAL        PRO FORMA      AS ADJUSTED FOR THE OFFERING
                                                  ------        ---------      ----------------------------
                                                                               MINIMUM           MAXIMUM
                                                                               -------           -------

      Member Loans                             $14,591,553              -              -                 -

      Long term debt                                     -              -              -                 -

      Stockholders' equity:

      Preferred stock , $.01 par value,                  -              -              -                 -
      5,000,000 shares authorized, no
      shares issued and outstanding

      Common stock, $.01 par value,                      -         70,000         80,000            90,000
      25,000,000 shares authorized, no
      shares outstanding actual, 7,000,000
      outstanding pro forma, 8,000,000
      shares outstanding minimum offering
      and 9,000,000 shares maximum offering

      Additional paid in capital                                (724,313)      3,660,687         8,400,687

      Accumulated deficit (1)                 (15,245,866)              -              -                 -
                                           ----------------------------------------------------------------

      Total stockholders' equity             $(15,245,866)    $ (654,313)     $3,740,687        $8,490,687

      Total capitalization                       (654,313)    $ (654,313)     $3,740,687        $8,490,687
                                             ============     ==========      ==========        ==========

(1) Undistributed earnings or losses are reclassified to paid in capital. This presentation assumes a constructive distribution to the owner of the LLC followed by a contribution to the capital of the corporate entity.

                             SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three periods ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

Selected Consolidated Financial Data

                                                       Periods ended December 31,                 Three Months Ended March 31,
                                                       --------------------------                 ----------------------------
                                                   1999           2000            2001               2001           2002
                                                -----------    ------------    ------------      ------------    ------------
                                                                                                            (unaudited)
Net sales                                       $ 3,984,522    $ 14,219,365    $ 35,888,782        $  7,742,990    $  9,518,525
Cost of goods sold                                3,196,770      10,571,255      26,260,512           5,737,771       7,182,784
                                                -----------    ------------    ------------        ------------    ------------
Gross profit                                        787,752       3,648,110       9,628,270           2,005,219       2,335,741

Selling, general and administrative expenses      2,808,369       8,273,380      14,558,460           3,822,532       3,337,848
                                                -----------    ------------    ------------        ------------    ------------
Loss from operations                             (2,020,617)     (4,625,270)     (4,930,190)         (1,817,313)     (1,002,107)
Other expense                                      (125,122)       (648,095)     (1,581,248)           (418,220)       (313,217)
                                                -----------    ------------    ------------        ------------    ------------
Net loss                                         (2,145,739)     (5,273,365)     (6,511,438)         (2,235,533)     (1,315,324)
                                                ===========    ============    ============        ============    ============
Proforma loss per share                         $     (0.31)   $      (0.75)   $      (0.93)       $      (0.32)   $      (0.19)

Weighted average common shares outstanding        7,000,000       7,000,000       7,000,000           7,000,000       7,000,000


                                                               December 31                              Pro Forma
                                                -------------------------------------------          ---------------
                                                   1999           2000            2001                March 31, 2002
                                                -----------    ------------    ------------          ---------------
Balance sheet data:
Working capital                                 $(3,361,973)   $(11,721,765)   $(18,316,093)         $ (3,044,701)
Total assets                                      4,019,779       8,693,073       7,880,539             7,433,988
Total long term debt                                     --              --              --                    --
Members' Deficit                                $(2,145,739)   $ (7,419,104)   $(13,930,542)         $   (654,313)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

99 Cent Stuff is a Florida-based single-priced deep-discount retailer of primarily , consumable general merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Our product offerings are comprised of brand merchandise and closeouts merchandise that may be available for reorder. Every product is sold for 99(cent) or less. We provide our customers significant value on their everyday household needs and an exciting shopping experience in customer-service-oriented stores, which are attractively merchandised, brightly lit and well maintained. We believe that our name-brand focus, along with a product mix emphasizing value-priced food and beverage and other everyday household items, increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles. We believe that our format appeals to value-conscious customers in all socio-economic groups and results in a high volume of sales.

We operate 11 retail stores in south Florida. We opened our first three stores in 1999, five stores in 2000, two stores in 2001 and one in 2002. In the past, as part of our strategy to expand retail operations, the Company has opened new stores in close proximity to existing stores that are more efficient in distribution, marketing and branding. We have built an the corporate and warehouse support staff and systems that we believe can handle our planned expansion. As a result of our start-up costs, operating costs and these expenses, we have recorded losses since inception.

Our auditors report on our consolidated financial statements for the year ended December 31, 2001 contains a going-concern explanatory paragraph. For the year ended December 31, 2001, 99 Cent Stuff incurred net losses of $6.5 million, and had an members' deficit of $13.9 million, at December 31, 2001. These losses raise substantial doubt about our ability to continue as a going concern. We believe that financing will be available from Raymond Zimmerman in 2002 to continue operations until this offering is completed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to, fixed asset lives, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. 99 Cent Stuff believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the financial statements. Our accounting for inventory and cost of goods sold requires us to estimate the value of such assets and cost of such assets sold and to continually assess whether such assets are impaired and the cost of goods sold is presented fairly.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001)

SALES. Total sales increased $1.8 million, or 22.9%, from $7.7 million in 2001 to $9.5 million in 2002. The increase in sales was due to one additional store that opened in April 2001 and that was not included in our 2001 results. Same stores sales for stores open all of both periods increased 11.4% from 2001 to 2002. This increase was primarily due to the addition of produce to our stores as a new food category.

GROSS PROFIT. Gross profit, which consists of total sales less cost of sales, increased approximately $0.3 million, or 16.5%, from $2.0 million in 2001 to $2.3 million in 2002. The increase in gross profit dollars was primarily due to higher sales volume. As a percentage of net sales, gross profit was 24.5% in 2002 versus 25.9% in 2001. This 1.4% decrease resulted from a change in our sales mix due to the addition of produce as a new food category.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, or SG&A, which include operating expenses and depreciation and amortization, decreased $0.5 million, or 12.7%, from $3.8 million in 2001 to $3.3 million in 2002. The decrease in 2002 compared to 2001 was due reduction of corporate and warehouse support costs and reduced payroll and related costs for our stores. SG&A decreased as a percentage of net sales from 49.4% in 2001 to 35.1% in 2002.

OPERATING LOSS. Operating loss decreased $0.8 million, or 44.9%, from $1.8 million in 2001 to $1.0 million in 2002. Operating loss decreased as a percentage of net sales from 23.5% in 2001 to 10.5% in 2002 primarily due to the increase in the sales and lower selling, general and administrative expenses.

OTHER (INCOME) EXPENSE. Interest expense was $0.4 million in 2001 and $0.3 in 2002. 99 Cent Stuff had indebtedness including notes payable from its principal member of $12.3 million and $14.6 million and an outstanding line of credit of $2.5 million and $2.8 million as of March 31, 2001 and 2002, respectively.

NET LOSS. As a result of the items discussed above, net loss decreased $0.9 million, or 41.2%, from $2.2 million in 2001 to $1.3 million in 2002. Net loss as a percentage of net sales was 28.9% in 2001 and 13.8% in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

SALES. Total sales increased $21.7 million, or 152.4%, from $14.2 million in 2000 to $35.9 million in 2001. The increase in 99 Cent Stuff stores sales was attributed to the net effect of two new stores opened in 2001 and the full year effect of five stores opened in 2000. Same store sales for stores open for all of both periods decreased 1.6% from 2000 to 2001. This decrease was primarily attributed to opening new stores near the existing startup stores and the effect of our lower working capital and inventory for sale.

GROSS PROFIT. Gross profit increased approximately $6.0 million, or 163.9%, from $3.6 million in 2000 to $9.6 million in 2001. The increase in gross profit dollars was primarily due to higher sales. As a percentage of net sales, gross profit was 26.8% in 2001 versus 25.7% in 2000. This 1.1% increase resulted from reduced product cost as we increased purchasing volumes.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, increased $6.3 million, or 76.0%, from $8.3 million in 2000 to $14.6 million in 2001. The increase for 2001 compared to 2000 was due to year 2001 new stores and the full year effect of the new stores opened in 2000. SG&A decreased as a percentage of net sales from 58.2% in 2000 to 40.6% in 2001 as corporate and warehouse costs did not increase proportionately to the increase in sales. The increase in SG&A is due to two new stores opened in 2001 and an additional five stores open for a portion of 2000 and the full year in 2001 and to the additional corporate and warehouse personnel to support additional stores. Management and staff positions were added in information systems, finance, distribution, and human resources and buying. In addition, SG&A increased because of the costs associated with the delay in opening new stores and the costs of warehousing the merchandise until the stores opened.

OPERATING LOSS. Operating loss increased $0.3 million, or 6.6%, from $4.6 million in 2000 to $4.9 million in 2001. Operating loss decreased as a percentage of net sales was 32.5% in 2000 to 13.7% in 2001 primarily due to the increase in the sales discussed above.

OTHER (INCOME) EXPENSE. Interest expense was $0.7 million in 2000 and $1.6 million in 2001. 99 Cent Stuff had indebtedness including notes payable from its principal member of $10.9 million and $14.6 million and an outstanding line of credit of $1.2 million and $2.9 million as of December 31, 2000 and 2001, respectively.

NET LOSS. As a result of the items discussed above, net loss increased $1.2 million, or 23.5%, from $5.3 million in 2000 to $6.5 million in 2001. Net loss as a percentage of sales was 37.1% in 2000 and 18.1% in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO PERIOD FROM JUNE 28, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

SALES. Total sales increased $10.2 million, or 256.9%, from $4.0 million in 1999 to $14.2 million in 2000. The increase in 99 Cent Stuff Stores sales was attributed to the sales from six new stores opened in 2000 and the full year sales from three stores opened in the fourth quarter of 1999.

GROSS PROFIT. Gross profit increased approximately $2.9 million, or 363.1%, from $0.8 million in 1999 to $3.6 million in 2000. The increase in gross profit was primarily due to higher sales. As a percentage of net sales, gross profit improved from 19.8% in 1999 to 25.7% in 2000 from decreased per unit merchandise costs as we increased our purchases.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $5.5 million, or 194.6%, from $2.8 million in 1999 to $8.3 million in 2000. The increase over 1999 is from five new stores opened in 2000 and the full year costs from three new stores that were opened in during 1999. SG&A decreased as a percentage of net sales from 70.5% in 1999 to 58.2% in 2000. The decrease in SG&A as a percentage of sales is due to an increase in sales.

OPERATING LOSS. Operating loss increased $2.6 million, or 128.9%, from $2.0 million in the 1999 period to $4.6 million in 2000. Operating loss decreased as a percentage of net sales from 50.7% in 1999 to 32.5% in 2000 primarily due to the increase in sales and gross margin..

OTHER (INCOME) EXPENSE. Interest expense increased from $0.1 million in 1999 to $0.7 million in 2000 as the balances outstanding increased. We had indebtedness including notes payable from a related party of $4.7 million and $10.9 million and an outstanding line of credit of $0.7 million and $1.2 million as of December 31, 1999 and 2000, respectively.

NET LOSS. As a result of the items discussed above, net loss increased $3.1 million, or 145.8%, from $2.1 million in 1999 to $5.3 million in 2000. Net loss as a percentage of net sales was 53.9% and 37.1% in 1999 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Since inception on June 28, 1999, we have been funded principally from loans provided by Raymond Zimmerman, our principal shareholder and bank loans personally guaranteed by Mr. Zimmerman, and have not generally relied upon other external sources of financing. Virtually all of our fixed assets, including fixtures and equipment, have been purchased funded by advances made to 99 Cent Stuff from Mr. Zimmerman that are shown in the balance sheet in the form of a related party notes payable. Our capital requirements result primarily from purchases of inventory, expenses related to new store openings and working capital requirements for new and existing stores. We take advantage of closeout and other special-situation opportunities, which frequently result in volume purchases requirements, and as a consequence, our cash requirements are not constant or predictable during the year and can be affected by the timing and size of our purchases.

Net cash used by operations was $4.6 million in 2001 and $4.0 million in 2000. Net cash used by operations during 2001 includes a net loss of $6.5 million, an increase in inventories in the amount of $0.9 million, and an increase in accounts payable of $0.2 million. Net cash used in investing activities for purchases of property and equipment was $1.2 million in 1999, $3.4 million in 2000 and $0.8 million in 2001.

Net cash provided by financing activities was $5.4 million in 1999, $7.2 million in 2000 and $5.6 million in 2001. Net cash provided by financing activities reflects increases in notes payable to a related party in the amount of $4.9 million in 1999, $5.6 million in 2000 and $2.3 million in 2001. Also, net cash provided by financing activities reflects increases in borrowings under a line of credit personally guaranteed by Mr. Zimmerman in the amount of $1.7 million during 2001.

At March 31, 2002, Mr. Zimmerman has advanced an aggregate of $16.4 million, of which $14.6 million is carried on the balance sheet as notes payable, related party and $1.8 million as accounts payable. The notes payable was $14.6 million at December 31, 2001 and $10.9 million at December 31, 2000, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. Upon the completion of this offering, notes payable of $14.6 million will be converted into 7,000,000 shares of common stock as part of the conversion of the LLC into a corporation.

Mr. Zimmerman has personally guaranteed our $3.0 million line of credit with Bank of America and $1.0 million letter of credit line also with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1% which we believe would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million, which should occur upon completion of this offering. We have been accruing fees of 2% of the principal amount of the obligations. The accrued fees of $0.3 million as of March 31, 2002 have been included in the interest on the notes payable described above.

In addition, Mr. Zimmerman has advanced approximately $1.5 million that has been carried as accounts payable, of which $0.5 million was outstanding at December 31, 2001 and $1.8 at March 31, 2002. These funds were used for equipment purchases and working capital. These amounts and all other amounts that may be advanced prior to the completion of this offering are being converted into a convertible note as part of the conversion of the LLC and not into common stock. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a conversion price equal to $5.00 per share, subject to adjustment. We will have the right to prepay the note at any time.

We expect to spend significant additional capital primarily for opening new stores, reducing accounts payable and increasing our inventory. We believe that the net proceeds from this offering, together with our improvements in our expected operating results, will be sufficient to meet our operating and capital needs for at least the next 12 months. However, it is possible that we may be required to raise additional financing in some future period through public or private financings, strategic relationships or other arrangements. We may not be able to raise additional funds when needed, or on acceptable terms, or at all. Also, any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

SEASONALITY AND QUARTERLY FLUCTUATIONS

99 Cent Stuff has historically experienced some seasonal fluctuation in our net sales, operating expenses and net loss. The highest sales periods are the Christmas and Halloween seasons, although the Christmas season does not increase as much as many other retailers because a high proportion of our products are for every day use and not gifts. A greater amount of our net sales and operating income is generally realized during the fourth quarter. Quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holidays, such as Easter and the timing of new store openings and the merchandise mix.

NEW AUTHORITATIVE PRONOUNCEMENTS

On June 29, 2001, the Financial Accounting Standards Board or FASB unanimously approved the issuance of SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Identifiable intangible assets will continue to be amortized over their estimated useful lives. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, provided that their first quarter financial statements have not been issued. 99 Cent Stuff adopted SFAS 142 beginning January 1, 2002. The adoption of SFAS 142 is not expected to have a material impact on the Company's earnings or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. 99 Cent Stuff believes the adoption of SFAS 143 will not have a material impact on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. 99 Cent Stuff believes that the adoption of FSAS 144 will not have a material impact on its financial statements.

                                    BUSINESS
OVERVIEW

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of first-quality, closeout merchandise. Every product is sold at 99(cent), including extra value savings of two or three items for 99(cent). We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. We believe that our strategy of value cultivates customers as long-term clients of our stores by virtue of our assortment of consistently replenishable merchandise, branded goods, 99(cent) pricing and convenient accessible locations. The value concept also increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles. By offering merchandise in an attractive, convenient and familiar environment, we believe that our stores appeal to a wide demographic of customers.

We opened our first store in 1999 and operate 11 retail stores in south Florida. Our 99 Cent Stuff stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. These stores have an average size of approximately 17,000 saleable square feet and averaged net sales per store of $3.7 million for stores open the full year in 2001. In 2001, our average sale per customer was $9.75. We estimate that the south Florida market has the potential for over 25 additional 99 Cent Stuff Stores and that the remainder of the State of Florida has the potential for an additional 75 stores.

99 Cent Stuff Stores' management team has many years of retail experience including in the value merchandise sector. Our chairman Raymond Zimmerman and president John Isaac have each been chief executives of $1 billion retail chains. All of our other senior management also has extensive retail experience with $1 billion retail chains.

INDUSTRY BACKGROUND

The value discount retail segment represents a significant long-term growth opportunity in the retail industry. Value retail is generally distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices substantially below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. As a result, stores offer a continually changing selection of specific brands and products. According to a recent research report by Merrill Lynch, over the last five years, this segment has grown at roughly twice the pace of the remainder of the retail industry and is one of the fastest growing retail sectors in the United States. The recent economic downturn and difficult consumer environment has not materially impacted this segment.

The sale of closeout or special-situation merchandise developed in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. This merchandise becomes available for a variety of reasons, including

o    a manufacturer's over-production for seasonal or other reasons,
o    discontinuance due to a change in style, color, size or packaging,
o the inability of a manufacturer or wholesaler to move merchandise effectively through regular channels, and
o    the financial needs of the manufacturer.

Many value retailers also sell merchandise that can be purchased from a manufacturer or wholesaler on a regular basis. Although this merchandise is usually purchased at less than the original wholesale cost and sold below normal retail cost, the discount, if any, however, is generally less than with closeout merchandise. Value retailers sell regularly available merchandise to ensure a degree of consistency in their product offerings and to establish themselves with customers as a reliable source of basic goods.

The critical factor that drives success in the deep discount industry is effective inventory purchasing and management. Purchasing is based on the ability to make timely payment and to immediately take delivery of merchandise.

OUR STRATEGY

Our goal is to operate stores providing continuous value to customers on a wide variety of merchandise. We strive to exceed our customers' expectations of the range and quality of name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include the following:

EMPHASIZE "NAME-BRANDS". We believe that customers visit our stores in search of name-brand consumable merchandise that can be purchased for 99 cents. During 2001, we purchased from more than 500 suppliers, including merchandise with the brand names Pepsi, General Mills, Colgate-Palmolive, Eveready Battery, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham.

CARRY A WIDE SELECTION OF REGULARLY AVAILABLE MERCHANDISE. Our retail stores offer consumer items in many staple product categories, including food, beverages, health and beauty aids, household products, housewares, hardware, stationary and party goods, seasonal goods, baby products and toys, giftware, pet products and clothing. To ensure that our merchandise offering is complete, we also offer non-name brand items or private label items from other retailers. By consistently offering a wide selection of consumable items, we encourage customers to frequently visit our stores for their everyday household needs.

EFFECTIVE STORE LAYOUT. Our stores are designed for visual appeal and functionality and are attractively merchandised, brightly lit and well-maintained. The stores are organized in a "supermarket" format with items in the same category grouped together. Our prototype stores average are 15,000 to 20,000 saleable square feet. This size store allows us to more effectively display a wide assortment of merchandise, carry deep stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more. Our stores feature central checkout lanes, scanning at point of sale and shopping carts. We accept credit cards and checks and plan to accept debit cards and food cards.

DEVELOP STRONG SUPPLIER RELATIONSHIPS. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices. We strive to achieve this goal using our experienced buying staff to make immediate buying decisions and take timely possession of merchandise, pay promptly, honor all issued purchase orders and purchase goods close to a target season or out of season. We have been able to improve our supplier relationships by quickly selling name-brand merchandise without advertising.

CAREFUL PURCHASING TO INCREASE MARGINS. We strive to maintain a lean operating environment focused on increasing operating margins. To reach this goal, we purchase merchandise at substantially discounted prices as a result of our buyers' knowledge, experience and negotiating skills and ability to select desirable merchandise.

EXPANSION STRATEGY

The Florida market is rapidly growing and is the fourth most populous state, with over 19 million residents or nearly 6% of the nation's population. All of the current stores are in Miami-Dade, Broward and Palm Beach counties, which include Miami, Ft. Lauderdale and West Palm Beach. These densely populated counties have experienced high growth and are expected to continue to grow in the future. We opened a new store in May 2002 and plan to open an additional store at another location in fall 2002. We currently plan to open five to ten stores in 2003 and ten stores in 2004. We believe that our value concept is easily replicated in most other populated areas of Florida and the southeastern U.S. We believe that we could open up to 25 additional locations in south Florida in the next few years.

Other areas of Florida are also experiencing explosive growth and we believe that we could open up to 75 additional stores in other major metropolitan areas in Florida. By continuing to focus our store openings in south Florida for the immediate future, we can leverage our brand awareness and take advantage of our existing warehouse and distribution facility, systems and other management and operating efficiencies.

As a result of our expansion plans, we developed a warehouse and systems for a substantially larger chain. Management believes that the operating infrastructure we have in place today is capable of integrating a significant number of new stores with minimal additional increase in corporate and warehouse and other infrastructure expenses. Virtually all of our senior management executives have held similar positions at retail chains of substantially greater size. We believe that our buying teams have sufficient levels of experience to support our expected new store growth.

TARGET CUSTOMERS

We target value-conscious consumers from a wide range of socio-economic backgrounds with a diverse ethnic mix and other demographic characteristics. We have placed our stores in areas where there are at least 50,000 to 100,000 residents within a three-mile radius and where most households have income ranging from $20,000 to $50,000. While most of our targeted customers are low middle to middle income workers, higher income customers are also attracted by the everyday values. The ages of our customers are distributed over the full spectrum of ages. We believe that our stores have a relatively small shopping radius, which allows us to concentrate multiple stores in a single market.

OUR STORES

Our stores offer customers a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise, all at discounted prices. All merchandise sold in our stores sells for 99 cents per item or multiple units for 99 cents.

The following table sets forth relevant information with respect to the growth of our existing 99 Cent Stuff store operations:

                                                                      Year ended December 31,
                                                                1999           2000            2001
                                                                ----           ----            ----
        99 Cent Stuff Stores retail sales                    $3,980,000     $14,220,000       $35,890,000
        99 Cent Stuff Stores annual sales growth                               256.9%            152.4%
        rate
        99 Cent Stuff Stores store count at beginning of          0              3                 8
        year
        99 Cent Stuff Stores store count at end of                3              8                 10
        year
        Average 99 Cent Stuff Stores sales per store open         -          $3,967,000        $3,678,000
        the full year
        Estimated saleable square feet at year end             49,000         158,000           172,000
        Average net sales per estimated saleable square         $368            $229              $226
        foot

MERCHANDISING. We believe that the appeal of our 99 Cent Stuff stores arises from the perceived value in selling products that generally retail elsewhere from $1.19 to $9.99, for only 99 cents per item or group of items. Each store typically carries over 6,000 to 8,000 different stock keeping units or SKUs. The merchandise sold in the stores primarily consists of a wide variety of basic consumer items, including


o    Arts and crafts supplies       o    Gifts
o    Bakery products                o    Glassware
o    Beverages                      o    Grocery
o    Books                          o    Health and beauty aids
o    Candy and snacks               o    Home hardware and automotive
o    Canned goods                   o    Household/kitchen plastic products
o    Cereals and crackers           o    Office and School Supplies
o    Cleaning supplies              o    Paper products
o    Costume jewelry                o    Fresh produce and flowers
o    Domestics                      o    Pet food and supplies
o    Ethnic foods                   o    Seasonal goods
o    Frozen foods

Approximately 70% of our products sold are food and candy, health and beauty aids, household basics and seasonal goods.

Although our stores regularly carry a variety of basic household consumer items, unlike typical discount retail stores, we do not continuously stock complete lines of merchandise. Although some of the merchandise we purchase is available for reorder, the mix of brands and products frequently changes, depending upon the availability of merchandise at suitable prices. In some of the stores we offer additional ethnic food products that are targeted to the store's local customer base. To date, we have found that there is an adequate supply of name brand closeouts and re-orderable merchandise available to purchase at attractive prices. We believe that continuously changing specific name-brands found in stores from one week to the next encourages impulse and larger volume purchases and results in customers shopping more frequently. Unlike many discount retailers, we rarely impose a limit on the quantity of specific items that may be purchased by a single consumer.

STORE CHARACTERISTICS. All 11 of our 99 Cent Stuff Stores are located in south Florida. Our stores average 17,000 saleable square feet. We currently target new store locations of 15,000 to 20,000 saleable square feet. The larger stores allow us to more effectively display a wider assortment of merchandise, carry deeper stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more.

The stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. We seek locations where there is another anchor tenant such as a discount superstore or supermarket due to the traffic at that location. The stores are located primarily in more densely populated, demographically diverse neighborhoods. We attempt to find locations where there are at least 50,000 residents within a three-mile radius of the location. Four of the stores are in Miami-Dade County, four are in Palm Beach County and three are in Broward County.

Our stores are attractively merchandised, brightly lit, well-maintained, "destination" locations. The layout of each of the stores is customized to the size and configuration of the individual location and the desire to focus on particular product lines from time to time. The interior of each store is, however, designed to reflect a uniform format, like a typical supermarket, featuring traditional merchandise display techniques, bright lighting, lower shelving height that allows unobstructed visibility throughout the store, distinctive color scheme, interior and exterior signage and customized check-out counters and price tags. Merchandising displays are maintained throughout the day, change frequently and often incorporate seasonal themes. We believe that due to the continuously changing brand-names and layout, the typical customer tends to shop the whole store.

Customer purchases are by cash, credit or check. The stores do not currently accept debit cards, manufacturers' coupons or food cards, although we plan to accept both food and debit cards in the future. The stores are generally open 9 A.M. to 9 P.M. every day.

STORE MANAGEMENT. Typically a store is staffed with a manager and two or three assistant managers. We currently employ one district manager responsible for store operations. In the future, each district manager will be responsible for approximately ten stores. The store managers report to the district manager and the district manager reports to John Isaac. District managers visit each store at least twice a week and focus on the implementation of policies, operations and merchandising philosophy. The district manager also helps train store management and assist store management with scheduling.

ADVERTISING/PROMOTION. To date, we have done limited advertising. Initial awareness of new store openings is created using local newspaper "grand opening" ads and pre-opening handout flyers. For future store openings, we plan to use a grand opening promotional campaign that will include distribution of an advertising flyer and possibly radio and television spots. Our stores feature bright colorful signing to grab customers' attention and emphasize everyday values. We also use in-store coupons to entice customers to purchase multiple items and to return for future purchases of the same item.

NEW STORE COSTS. The total cost of a new store is approximately $710,000. The capital investment for each new store ranges from $150,000 to $375,000, depending on landlord allowances and existing improvements, and a least $300,000 required for opening inventory. We also spend approximately $35,000 for pre-opening expenses. To date, we have not financed any of the capital expenditures through third parties but may do so in the future in order to leverage our resources.

PURCHASING

Our purchasing department staff consists of four buyers managed by John Isaac, who also participates in purchasing activities. Substantially all merchandise buying decisions are made at headquarters. Store managers are generally required to order certain types of merchandise on a weekly basis. We believe a primary factor contributing to our success has been our ability to identify and take advantage of opportunities to purchase merchandise with high customer interest at lower than regular wholesale prices. We purchase most of our merchandise from wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers. Over time, we expect that our purchases directly from the manufacturer will increase substantially to up to 50% of our purchases. We continually seek to develop new sources of merchandise primarily by attending industry trade shows, and through advertising, marketing brochures and referrals. Our buyers also regularly travel to New York, Los Angeles, Chicago and Toronto to source identify, inspect and purchase new merchandise.

We do not have any contracts for the purchase of merchandise and we continuously seek out buying opportunities from both existing suppliers and new sources. No single supplier accounted for more than 11.1% of total purchases in 2001. During 2001, we purchased from more than 500 suppliers, including merchandise with the Pepsi, General Mills, Colgate-Palmolive, Dial, Eveready Battery, General Electric, Gerber Products, Gillette, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham brand names. Some purchases are directly from the manufacturer and some are from suppliers and distributors.

Approximately half of the merchandise we purchased is re-orderable and the remainder was closeout or special-situation merchandise. Our buyers search continuously for closeout opportunities and quality re-orderable merchandise. Our experience and expertise in buying merchandise has enabled us to develop relationships with many manufacturers that offer some or all of their closeout and special-situation merchandise to us prior to attempting to sell it through other channels because it can be moved quickly through our stores. Our relationships with many manufacturers and distributors, along with our ability to purchase in large volumes, also enables us to purchase re-orderable name-brand goods at discounted wholesale prices. We believe that our relationship with suppliers is further enhanced by our ability to minimize channel conflict for the manufacturer by quickly selling name-brand merchandise without, if requested by the supplier, advertising the item.

We believe that our relationships have been impaired from time to time by our cash flow problems, which have hurt our ability to make purchases on a timely basis. A portion of the proceeds of this offering will be used to improve our purchasing power, which should improve our supplier relationships by increasing our ability to pay on the negotiated terms.

WAREHOUSING AND DISTRIBUTION

We lease a 35,234 square foot, single level warehouse and distribution facility in Miami, Florida. This site is conveniently located near freeway, rail systems and ports. The distribution facility has 14 dock doors available for receiving. Most of our merchandise is shipped directly from manufacturers and other suppliers to this facility and the remainder is delivered directly to our stores. We contract with local shippers to deliver merchandise to our stores from the warehouse. Deliveries are made from our distribution center to each store two to five times a week, depending on need. Most merchandise is automatically replenished to our stores using a computerized stock distribution model that orders new merchandise for delivery based on recent sales. The size of the distribution center allows storage of bulk one-time closeout purchases and seasonal or holiday items without incurring additional costs. We believe that the current warehouse and distribution facility will be able to support distribution to approximately 20 total stores in south Florida.

INVENTORY MANAGEMENT AND INFORMATION SYSTEMS

Our inventory management system records transactions by SKU from the receipt of goods at the warehouse through the shipment to the stores. Most goods have UPC barcodes to record sales allowing our point of sale or POS system to track the merchandise. Tracking by UPC allows us to manage and track sales by SKU, vendor and department. This allows us to identify sales trends early and to attempt to purchase additional inventory of fast-moving items. It also identifies slow-moving inventory on a timely basis so that we can develop orderly programs to sell any slow-moving inventory in the ordinary course of business or to cut back on future purchases of these items.

Our information technology is based on SBT Pro Series system. We have a custom-designed POS system with a simple and efficient interface very specific to the 99 cents price point. Checkout registers are fully integrated into the POS system. The warehouse uses the SBT Purchase Order and Inventory Control modules.

We are currently upgrading our inventory management technology to better manage our inventories for growth beyond 15 stores. The new systems implemented in this project will provide us with valuable sales information to assist our buyers and improve merchandise allocation to our stores. Controlling our inventory levels will result in more efficient distribution and store operations.

COMPETITION

We do not face direct competition for our single-priced value concept in our south Florida market at this time. However, we do face competition in both the acquisition of inventory and sale of merchandise from other value discount stores, traditional retail stores, grocery stores and mass merchandisers. Similar concepts exist in other regional markets, such as

o 99 Cents Only Stores (NYSE: NDN) , located primarily in California, Arizona and Nevada;
o Dollar Tree (Nasdaq: DLTR) , Family Dollar (NYSE: FDO) and Dollar General (NYSE: DG) located nationally including Florida; and
o    over 4,000 small retailers

We believe that our concept is most similar to 99 Cents Only. Family Dollar and Dollar General offer multi-priced merchandise at prices of up to $30 and generally both operate smaller stores in urban locations catering to lower income customers. Dollar Tree also offers less closeout merchandise than our stores.

Industry competitors also include a large number of privately held companies and individuals. There is increasing competition with other wholesalers and retailers, including other value retailers, for the purchase of quality closeout and other special-situation merchandise. Some of these competitors have substantially greater financial resources and buying power than us. Our ability to compete will depend on many factors including the success of our purchase and resale of such merchandise at lower prices than the competition. We may face intense competition in the future from new entrants in the value retail industry, among others, that could have an adverse effect on our business and results of operations.

TRADEMARKS AND SERVICE MARKS

The trademarks we own and use in connection with our goods and services are not registered. There are several federally-registered trademarks containing "99 Cents" and the owners of these trademarks may challenge the use of our name and other marks which include "99 Cent". If challenged, we may be forced to change the name of our stores and our other marks. We cannot assure you that we will have the right to use our current name and other marks in the future. Management believes that our current name and other trademarks have name recognition value in our market but are not critical elements of our merchandising strategy.

PROPERTIES

All of the stores are leased. We typically seek leases with an initial five-year to ten-year term and with one or more five-year options. We identify potential sites through a network of contacts within the brokerage and real estate communities. We expect that many of our new sites will be from former big box retailers or grocery stores. For some of the sites we have taken space that exceeds our needs due to a desirable location or a favorable rent arrangement. The following table describes the location and size of our properties.

  LOCATION                                  GROSS SQUARE FEET        SALEABLE SQUARE FEET          DATE OPENED
  --------                                  -----------------        --------------------          -----------
  Miami.................................          24,207                    18,155                 October 1999
  South Miami...........................          22,000                    16,500                 October 1999
  Boynton Beach.........................          19,590                    14,693                 October 1999
  Miami Lakes...........................          36,000                    13,320                 August 2000
  Lake Worth............................          19,360                                          December 2000
  West Palm Beach.......................          19,235                    14,520                 January 2001
  Coral Springs.........................          20,432                    15,324                December 2000
  Delray Beach..........................          20,000                    17,000                November 2000
  Deerfield Beach.......................          44,000                    25,000                December 2000
  North Miami...........................          17,760                    14,320                  April 2001
  Commercial............................          22,000                    17,000                   May 2002
  Miami Warehouse.......................          35,234
  Boca Raton Corporate Office...........          3,092

The initial terms of the leases expire from 2002 to 2015 and the base rent varies from $2.75 to $9.00 per square foot. Most of the leases have renewal options. Some of our leases are currently guaranteed by Raymond Zimmerman, our chairman and principal shareholder. Mr. Zimmerman is paid a fee equal to 2% of the amounts guaranteed.

At our Boca Raton corporate office we have our administrative, buying and finance departments.

LEGAL PROCEEDINGS

In June 2002, we received notice that the landlord for the Miami Lakes store deemed that the lease had been terminated. We believe that we sent a valid renewal notice to the landlord. We intend to challenge this notice. The store remains open, although we may have to move this store sometime in 2003.

WINN DIXIE STORES V. 99 CENT STUFF--TRAIL PLAZA LLC AND METROPOLITAN LIFE INSURANCE COMPANY. As a result of an injunction recently granted in an action brought by Winn Dixie Stores, in our Miami Lakes location, we must limit the sales of grocery items to 500 square feet. This restriction has negatively impacted the sales and profitability of this store. We are currently appealing this decision and would consider moving the store if we are unsuccessful.

We are a subtenant for our Deerfield location. We recently received oral notice from our sublandlord that it intends to stop paying the rent to the landlord. We have an arrangement with the landlord in which the landlord agreed to take an assignment of the sublease so that we could continue to occupy the space, although the rent may increase. If so, we intend to pursue our rights against our sublandlord.

We are not currently a party to any other legal actions that if determined adversely that would materially affect us.

EMPLOYEES

At May 31, 2002, we had 451 employees of whom 412 were in our retail operations, 22 in our warehouse and distribution facility and 17 in our corporate offices. None of our employees is party to a collective bargaining agreement. We consider relations with our employees to be good. We offer certain benefits, including health insurance, to our full time employees.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following persons are members of our board of directors and as executive officers, in the capacities indicated:

       NAME                                AGE           POSITION
       ----                                ---           --------
       OFFICERS AND DIRECTORS:
       Raymond Zimmerman                   68            Chairman of the Board

       KEY EMPLOYEES:
       John Isaac, Jr.                     56            Head of Stores and Merchandising
       Leo Milewicz                        47            Director of Merchandising
       Russ Fields                         46            Director of Information Systems
       Mitch Hecht                         40            Director of Stores

RAYMOND ZIMMERMAN founded 99 Cent Stuff and has been the managing member since 1999 and will become the Chairman of the Board upon completion of this offering. 1999. Mr. Zimmerman was a founder and the Chairman and Chief Executive Officer of Service Merchandise Company Inc., a national retail chain, from 1981 to 1997, was Chairman of the Board from 1997 to 1999 and was the Non-Executive Chairman from 1999 to 2000. In March 1999, Service Merchandise filed for bankruptcy pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Zimmerman has also been a director of The Limited, Inc. since 1984.

JOHN ISAAC, JR. has been President from July 1999 to June 2002 and will become a director upon completion of this offering. Mr. Isaac has over 30 years of retail experience. From 1997 to 1999 he was a retail consultant. From 1995 to 1997 he was the chief executive officer of Thorn Americas, Inc., the largest rent-to-own retailer in the United States. While with Thorn, Mr. Isaac developed Advantage Home, a sub-prime home retailer and check-cashing store format. From 1994 to 1995, he was president and chief operating officer of Rent-A-Center, which was a division of Thorn. From 1991 to 1994 he was president of Everything's A Dollar, a division of Value Merchants, Inc., which operated more than 400 stores. He also served as chief operating officer of Service Merchandise, executive vice president of Duty Fee Shoppes and in various executive management positions with Federated Department Stores.

LEO MILEWICZ has been Director of Merchandising since July 1999. From 1997 to 1999 he was market general manager and regional buyer of Thorn Americas/AdvantEdge Quality Cars in Nashville, Tennessee. From 1993 to 1997 he was vice president and general merchandise manager of Bill's Dollar Stores Incorporated in Jackson, Mississippi. From 1992 to 1993 he was general manager and merchandise manager of Everything's A Dollar and vice president, general merchandise manager of Hecks Discount Stores and L.A. Joe Stores from 1989 to 1991.

RUSS FIELDS has been Director of Information Systems since July, 2000. From 1999 to 2000 he was director--information technology of Value Financial Services. He was director of systems development and support for Thorn Americas from 1989 to 1998, director of information systems of Whiteford Transportation from 1987 to 1989 and systems manager of Kmart Corporation from 1973 to 1987.

MITCH HECHT has been Director of Stores since June 2000. Previously he has held various field positions with Party City and Office Max. While with Party City he served as a District Manager and New Store Coordinator. With Office Max he held various positions which included Delivery Center Manager and established the first Furniture Max in South Florida. He started his retail career in 1978 with Foodtown, a supermarket chain in the northeast U.S.

BOARD OF DIRECTORS COMPOSITION

Our articles of incorporation will, at the completion of this offering, provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board of directors structure, prior to the completion of this offering, two of the members of the board of directors will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. New outside directors will be selected prior to the completion of this offering.

At the completion of this offering, our board of directors intends to create an audit committee and a compensation committee. The composition of the audit committee will comply with the requirements of The Nasdaq Stock Market. The audit committee will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. We expect that the compensation committee will be comprised of at least two independent directors. The compensation committee will review and recommend to the board of directors the compensation and benefits of our employees.

EXECUTIVE COMPENSATION

The following tables summarize the total compensation paid to Raymond Zimmerman, our chairman, and John Isaac, our chief executive officer, who are the only executive offers with compensation of at least $100,000 in 2001.

                           Summary Compensation Table
                           --------------------------

                                        Annual Compensation                            Long-Term Compensation
                                        -------------------                            ----------------------
                                                                 Other              Restricted     Securities
Name and                                                         Annual             Stock          Underlying
Principal Position              Year     Salary ($)   Bonus      Compensation       Awards ($)     Options/SARs (#)
------------------------------- ------- ------------- ---------- ----------------- ------------- ----------------------
Raymond Zimmerman               2001    -             -          -                      -                  -
     Chairman                   2000    -             -          -                      -                  -
                                1999    -             -          -                      -                  -

John Isaac                      2001    $229,547      -          $90,733 (1)            -                  -
    President                   2000    $ 36,496      -          $84,204 (2)            -                  -
                                1999    -             -          $60,000                -                  -

(1) Includes $70,000 of consulting fees and $20,733 for medical, car allowance and other benefits.
(2) Includes $60,050 of consulting fees and $24,154 for medical, car allowance and other benefits.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS.

We intend to enter into an employment agreement with Raymond Zimmerman, our Chairman and a member of our board of directors. The employment agreement terminates on the earlier of December 31, 2004 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Zimmerman, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Zimmerman is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. In addition, Mr. Zimmerman is entitled to an annual bonus based on the achievement of performance based milestones. If Mr. Zimmerman is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. We also intend to enter into an employment agreement with John Isaac. The employment agreement terminates on the earlier of December 31, 2004 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Isaac, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Isaac is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. In addition, Mr. Isaac is entitled to an annual bonus based on the achievement of performance based milestones. If Mr. Isaac is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Isaac is terminated without cause, then all of his unvested options will immediately vest in full. Mr. Isaac will also enter into a Non-Competition and Non-Solicitation agreement that, like his employment agreement, precludes him from soliciting any employee to leave our employ or owning, managing, controlling or engaging in any business competitive with any business we are conducting or propose to conduct for as long as his options are exercisable, and for a one-year period following the accelerated vesting of such options.

We also intend to enter into an agreement with Leo Milewicz, our director of merchandising.

STOCK OPTION GRANTS

No options were granted to the executive officers named above in 2001 and at December 31, 2001 neither officer held any stock options.

2002 EQUITY INCENTIVE PLAN

Our board of directors and shareholders have adopted the 2002 Equity Incentive Plan, which we refer to as the 2002 Plan, to authorize 1,000,000 shares of common stock for issuance under the 2002 Plan. Our 2002 Plan will become effective on the date of this prospectus.

PLAN DESCRIPTION. The purpose of the 2002 Plan is to provide an incentive to attract and retain qualified and competent persons as employees, directors and consultants, upon whose efforts and judgment our success is largely dependent, through the encouragement of stock ownership. The 2002 Plan provides for the grant of options intended to qualify as incentive stock options or ISOs under
Section 422 of the Internal Revenue Code and options that are not intended to so qualify, which we refer to as Nonstatutory Stock Options. The 2002 Plan also provides for the grant of our restricted stock within the meaning of Rule 144 of the Securities Act.

AUTHORIZED SHARES. The total number of shares of common stock reserved for issuance under the 2002 Plan is 1,000,000 (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change). If any option granted pursuant to the 2002 Plan terminates, expires, or is canceled or surrendered, in whole or in part, shares subject to the unexercised portion may again be issued pursuant to the exercise of options granted under the 2002 Plan. The shares acquired upon exercise of options granted under the 2002 Plan will be authorized and unissued shares of common stock.

ADMINISTRATION. The 2002 Plan will be administered by the compensation committee of our board of directors, which selects the eligible persons to whom options will be granted. The compensation committee also determines the number of shares of common stock subject to each option, the exercise price therefore and the periods during which options are exercisable. Further, the compensation committee interprets the provisions of the 2002 Plan and, subject to certain limitations, may amend the 2002 Plan. Each option granted under the 2002 Plan will be evidenced by a written agreement between us and the optionee.

ELIGIBILITY. Options may be granted under the 2002 Plan to all employees (including officers) directors and certain consultants and advisors. Incentive stock options may be granted only to persons who are employees. Upon receiving grants of options, each holder of the options will enter into an option agreement with that contains the terms and conditions deemed necessary by the compensation committee.

TERMS AND CONDITIONS OF OPTIONS. The exercise price for ISOs granted under the 2002 Plan may not be less than the fair market value of the shares of common stock on the date the option is granted. The exercise price and term for Nonstatutory Stock Options may be any price not less than par value per share as determined by the compensation committee. Under the 2002 Plan, the fair market value is the closing price of shares on the business day immediately preceding the date of grant. If the shares are not publicly traded, then the fair market value will be as the compensation committee will in its sole and absolute discretion determine in a fair and uniform manner.

Options granted under the 2002 Plan have a maximum term of ten years. The exercise price of options granted under the 2002 Plan is payable in cash. Options granted under the 2002 Plan are not transferable, except by will and the laws of descent and distribution.

Unless otherwise provided in an option, each outstanding option may, in the sole discretion of the compensation committee, become immediately fully exercisable: if there occurs any transaction, or series of transactions, that has the result that our shareholders immediately before such transaction cease to own at least 51 percent of our voting stock; upon the closing of a transaction, consolidation, reorganization, liquidation or dissolution in which we do not survive; or upon the closing of the sale, lease, exchange or other disposition of all or substantially all our property and assets.

The compensation committee may in its sole discretion accelerate the date on which any option may be exercised and may accelerate the vesting of any shares subject to any option or previously acquired by the exercise of any option. Options granted to the officers and directors under the 2002 Plan may not be exercised unless otherwise expressly provided in any option, until six months following the date of grant.

The compensation committee may also, in its sole discretion, by giving written notice cancel, effective upon the date of the consummation of certain corporate transactions that would result in an option becoming fully exercisable, cancel any option that remains unexercised on such date. Such notice will be given a reasonable period of time prior to the proposed date of such cancellation and may be given either before or after Shareholder approval of such corporate transaction.

TERMINATION OF OPTIONS. The expiration date of an option is determined by the compensation committee at the time of the grant and is set forth in the applicable option agreement. In no event may an option be exercisable after ten years from the date it is granted.

RESTRICTED STOCK. Restricted stock may be granted to employees or consultants. The grant may be subject to vesting or forfeiture conditions similar to the options. Additional restrictions on transfer may be imposed.

OUTSTANDING OPTIONS

An aggregate of ___________ options have been granted pursuant to the 2002 Plan.

DIRECTOR COMPENSATION

Outside directors are not currently paid cash for services and receive the option grants described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2002, and as adjusted to reflect the maximum offering, by:

o each person known to us to be the beneficial owner of more than 5% of either class of the common stock;
o    each of our named executive officers;
o    each director; and
o    all current directors and executive officers as a group.

                                      SHARES BENEFICIALLY
                                      -------------------
                                      OWNED AFTER OFFERING
                                      --------------------

NAME OF BENEFICIAL OWNER             SHARES              %
------------------------             ------              -
Raymond Zimmerman                    7,000,000 (1)     77.8%


All officers and directors as a
group (__ persons)

(1) Includes 6,000,000 shares owned by the Raymond Zimmerman Annuity Trust--2002 and 1,000,000 shares owned by Mr. Zimmerman. Mr. Zimmerman is the trustee of the trust and his family members are the beneficiaries.

                              CERTAIN TRANSACTIONS

To date, substantially all of the funding for our operations has been provided by Raymond Zimmerman. At March 31, 2002, he has advanced an aggregate of $16.4 million, of which $14.6 million is carried on the consolidated balance sheet as a notes payable, related party and $1.8 million as accounts payable. The note payable was $14.6 million at December 31, 2001 and $10.9 million at December 31, 2000, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. Upon the completion of this offering, the notes payable will be converted in to 7,000,000 shares of common stock as part of the conversion of the LLC into a corporation.

Mr. Zimmerman has personally guaranteed our $3.0 million line of credit with Bank of America and $1.0 million letter of credit line also with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1% when our rate would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million, which should occur upon completion of this offering. We have been accruing fees of 2% of the amount of the principal amount of the obligations. The accrued fees of $242,000 have been included in the interest in the notes payable described above.

In addition, at March 31, 2002, Mr. Zimmerman has advanced an additional approximately $1.8 million that has been carried as accounts payable, of which $471,000 was outstanding at December 31, 2001. These funds were used for equipment purchases, reimbursement of expenses and working capital. These amounts and all other amounts that may be advanced prior to the completion of this offering are being converted into a convertible note as part of the conversion of the LLC. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a per share conversion price equal to the initial offering price, subject to adjustment. We will have the right to prepay the note at any time.

As of December 31, 2001, we had advanced $160,000 to John Isaac, Jr., our chief operating officer, which is included in other assets on the consolidated balance sheet. This advance bears interest at 8% per annum with interest accrued of $14,518 as of December 31, 2001. The note is repayable ninety days after payment is demanded.

                            DESCRIPTION OF SECURITIES

The following is a description of the terms of our capital stock . This description of our capital stock refers to and incorporates various terms of our articles of incorporation and our bylaws as adopted and as in effect following the completion of this offering. Copies of forms of these documents have been filed as exhibits to the registration statement of which this prospectus is a part. Since the terms of our articles of incorporation and bylaws may slightly differ from the general information we are providing, you should only rely on the actual provisions of those documents, instead of a summary description of the material terms.

AUTHORIZED CAPITAL STOCK

Under our articles of incorporation, as in effect following the completion of this offering, we will have the authority to issue 30,000,000 shares of stock, of which 5,000,000 will be shares of $.01 par value preferred stock, and 25,000,000 will be shares of $.01 par value common stock.

COMMON STOCK

Each holder of common stock will be entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Subject to the dividend rights of holders of any outstanding preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The outstanding shares of common stock are, and the shares of common stock offered in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

Preferred stock may be issued in classes and series, and shares of each class and series will have such rights and the board of directors in the resolutions authorizing the issuance of that particular series fixes preferences as. In designating any series of preferred stock, the board of directors may, without further action by the holders of common stock:

o    fix the number of shares constituting that series, and

o fix the dividend rights, dividend rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the common stock), and

o fix the rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences.

The holders of any preferred stock, when and if issued, are expected to have priority claims to dividends and to any distribution upon liquidation, and they may have other preferences over the holders of the common stock.

The board of directors may issue series of preferred stock without action by our shareholders. Accordingly, the issuance of preferred stock may adversely affect the rights of the holders of the common stock. In addition, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred stock may dilute the voting power of holders of common stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation, our bylaws and Florida law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions are designed to enable our board of directors, particularly in the initial years of our existence as a publicly-owned company, to develop our business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by our board of directors to be in our best interests and the best interests of our shareholders.
The description set forth below is intended as a summary of these provisions only, and we refer you to the actual provisions of our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

EFFECT OF FLORIDA ANTI-TAKEOVER STATUTE. Florida has enacted legislation that may deter or hinder takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:

o    at least 20% but less than 33 1/3% of all voting power;
o    at least 33 1/3% but less than a majority of all voting power; or
o    a majority or more of all voting power.

The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates. Florida law and our Articles and Bylaws also authorize 99 Cent Stuff to indemnify our directors, officers, employees and agents. In addition, our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors breach their fiduciary duties, and such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS. Our articles of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

SUPERMAJORITY VOTING. Our articles of incorporation requires the approval of the holders of at least 662/3% of our combined voting power to effect certain amendments to our articles of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 662/3% of our voting stock.

AUTHORIZED BUT UNISSUED OR UNDESIGNATED CAPITAL STOCK. At the closing of this offering, our authorized capital stock consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have outstanding up to 8,200,000 shares of common stock. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our articles of incorporation grants the board of directors' broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

CLASSIFIED BOARD OF DIRECTORS. Under our articles of incorporation and our bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

SPECIAL MEETING OF SHAREHOLDERS, PROHIBITION OF ACTION BY UNANIMOUS CONSENT. The articles of incorporation and bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders be called only by a majority of the board of directors, our chief executive officer or holders of not less than one-third of our outstanding voting stock.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT. Our articles of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

AMENDMENT OF BYLAWS. The bylaws may only be altered, amended or repealed by the board of directors or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock. NOTICE PROCEDURES. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our articles of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

LIMITATION OF DIRECTOR LIABILITY. Our articles of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Florida law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

o    for any breach of the director's duty of loyalty to us or our stockholders;
o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o under Section 607.0834 of the Florida Business Corporation Act, which relates to unlawful distributions; or
o for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION ARRANGEMENTS. Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Florida Business Corporation Act.

TRANSFER AGENT

The transfer agent for the common stock is American Stock Transfer & Trust Company, New York, New York.

                         SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have 9,000,000 shares of common stock outstanding if we sell all 2,000,000 shares. All of the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an "affiliate", as that term is defined in Rule 144, as described below.

The 7,000,000 shares of common stock, which are not being sold in this offering, are "restricted securities" within the meaning of Rule 144. All of these shares will be eligible for sale in the public market commencing one year after the date of this prospectus, all under and subject to the restrictions contained in Rule 144.

In general, under Rule 144, a person, or persons whose shares are required under Rule 144 to be aggregated, including an "affiliate", as that term is defined under the Securities Act and the regulations promulgated thereunder, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of

o one percent of the then outstanding shares of common stock (90,000 shares immediately after this offering) or

o the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed,

provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares from the issuer or an affiliate.

                              PLAN OF DISTRIBUTION

We are offering a minimum of 1,000,000 and a maximum of 2,000,000 of our common shares through our officers and directors on a "best-efforts" basis. This offering will end upon the earliest of the sale of all the shares of common stock, 12 months after the date of this prospectus or the date on which we decide to close the offering.

This offering will be managed by us without any underwriter. Our officers and directors will receive no sales commissions or other compensation, except for reimbursement of expenses actually incurred for such activities. In connection with their efforts, they will rely on the safe harbor provisions of the Securities and Exchange Act of 1934. Generally speaking, this rule provides an exemption from the broker-dealer registration requirements of the Securities and Exchange Act of 1934 for associated persons of an issuer. Our officers and directors will use their best efforts to find purchasers for the common shares.

Investors should be aware that while this offering is being conducted through our officers and directors, we retain the right to utilize the services of broker-dealers who are members of the National Association of Securities Dealers, Inc., or NASD. We reserve the right to pay commissions for sales made by broker-dealers in an amount not to exceed __% of the sales price. Before the involvement of any broker-dealers in the offering, we must obtain a no objection position from the NASD for any compensation arrangements. Any broker-dealers that sell securities in this offering may be deemed an underwriter as defined in
Section 2(11) of the Securities Act. We will amend the prospectus and the registration statement of which it is a part to identify any selected broker-dealers at such time as such broker-dealers sells 5% or more of the offering.

Since we are offering the common shares without the participation of an underwriter, our offering price of $5.00 per share has not been determined by negotiation with an underwriter, as is customary in most offerings, and instead has been set arbitrarily by us. Investors are therefore subject to an increased risk that the price of the common shares which have been arrived at arbitrarily is not an indication of our value or net worth.

Included as the final page of this prospectus is a subscription agreement which must be completed by potential investors in order to purchase the common stock offered hereby. The page containing the subscription agreement is perforated to enable it to be detached. In order to subscribe to purchase Class A common stock, please detach, complete and execute the subscription agreement, include a cashier's check made payable to "____________ 99 Cent Stuff Subscription Account" and return the executed subscription agreement and payment to the ________ 99 Cent Stuff Subscription Account, ______________ as soon as possible, but in no event later than _________, 2001. The minimum amount that may be subscribed for is 100 shares. There is no maximum. Subscriptions will be given priority based upon their date of receipt by the Escrow Agent. In the event that the minimum number of 1,000,000 shares is not subscribed, all amounts received by the Escrow Agent will be returned without interest or deduction. In the event that we terminate this offering after the Initial Closing, all amounts received by the Escrow Agent shall be returned without interest or deduction.

                                  LEGAL MATTERS

         The validity of the common stock offered through this prospectus will be passed on by Sachs Sax Klein, Boca Raton, Florida.

                                     EXPERTS

         Our consolidated financial statements for the periods ended December 31, 2001, 2000 and 1999 have been audited by Daszkal Bolton LLP, independent certified public accountants . We have included our consolidated financial statements in this prospectus in reliance on the report of Daszkal Bolton LLP, given on their authority as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock to be distributed in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to 99 Cent Stuff and the common stock to be distributed in this offering, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with it, may be inspected without charge at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from such office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0300 for further information on the operation of the public reference rooms. The SEC also maintains a web site that contains registration statements, report, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC at http://www.sec.gov.

         Upon completion of this offering we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC public reference room and the SEC's web site.

                               99 CENT STUFF, LLC

                        CONSOLIDATED FINANCIAL STATEMENTS

        PERIODS ENDED DECEMBER 31, 2001, 2000 and 1999 and QUARTERS ENDED
                             MARCH 31, 2002 and 2001

                                TABLE OF CONTENTS
                                -----------------

Independent Auditors' Report......................................................................................F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets at December 31, 2001 and 2000 and March 31, 2002 and 2001
     (Unaudited)..................................................................................................F-3

     Consolidated Statements of Operations and Members' Deficit for the periods ended December 31,
     2001, 2000 and 1999 and the Quarters Ended March 31, 2002 and 2001 (Unaudited)...............................F-4

     Consolidated Statements of Cash Flows for the periods ended December 31, 2001, 2000 and 1999 and the Quarters Ended March 31, 2002 and 2001 (Unaudited)...................................................F-5

Notes to Consolidated Financial Statements........................................................................F-6

                                      F-1

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Members
99 Cent Stuff, LLC

We have audited the accompanying consolidated balance sheets of 99 Cent Stuff, LLC as of December 31, 2001 and 2000, and the related consolidated statements of operations and members' deficit and cash flows for the years ended December 31, 2001 and 2000 and the period from June 28, 1999 (inception) through December 31,1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 99 Cent Stuff, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the periods ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company's significant operating losses and reliance on outside funding to maintain operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Boca Raton, Florida
April 10, 2002

99 CENT STUFF, LLC
CONSOLIDATED BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM JUNE 28, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999 AND THE QUARTERS ENDED MARCH 31, 2002 AND 2001


ASSETS
------

                                                                            March 31, 2002
                                               2000             2001         (Unaudited)
                                           ------------    ------------      ------------
   Current assets:
     Prepaid expenses and other assets          122,785         109,039            71,801
     Inventory, net                           4,267,627       3,385,949         3,200,393
                                           ------------    ------------      ------------
        Total current assets                  4,390,412       3,494,988         3,272,194
                                           ------------    ------------      ------------

   Property and equipment, net                4,130,490       4,044,796         3,817,883
                                           ------------    ------------      ------------

   Other assets:
     Deposits                                   172,171         166,237           166,237
     Receivable from officer                         --         174,518           177,675
                                           ------------    ------------      ------------

        Total assets                       $  8,693,073    $  7,880,539      $  7,433,988
                                           ============    ============      ============

LIABILITIES AND MEMBERS' DEFICIT
--------------------------------

   Current liabilities:
     Cash overdraft                        $    527,668    $    316,728      $     93,422
     Accounts payable                         3,212,228       3,417,336         3,186,871
     Accounts payable, related party             76,496         470,692         1,771,406
     Accrued expenses                           216,148         114,772           211,602
     Lines of credit                          1,174,797       2,900,000         2,825,000
     Notes payable, related party            10,904,840      14,591,553        14,591,553
                                           ------------    ------------      ------------
        Total current liabilities            16,112,177      21,811,081        22,679,854
                                           ------------    ------------      ------------

   Members' deficit                          (7,419,104)    (13,930,542)      (15,245,866)
                                           ------------    ------------      ------------

        Total liabilities and
          members' deficit                 $  8,693,073    $  7,880,539      $  7,433,988
                                           ============    ============      ============

99 CENT STUFF, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM JUNE 28, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999 AND THE QUARTERS ENDED MARCH 31, 2002 AND 2001

                                                         Year Ended December 31,                     Three Months Ended
                                               --------------------------------------------    ---------------------------------
                                                  1999             2000               2001      March 31, 2001   March 31, 2002
                                                                                                 (Unaudited)      (Unaudited)
                                                -----------      -----------      ------------  -------------   --------------
Net sales                                       $  3,984,522    $ 14,219,365    $ 35,888,782    $  7,742,990    $  9,518,525

Cost of goods sold                                 3,196,770      10,571,255      26,260,512       5,737,771       7,182,784
                                                ------------    ------------    ------------    ------------    ------------

Gross profit                                         787,752       3,648,110       9,628,270       2,005,220       2,335,741

Selling, general and administrative expenses       2,808,369       8,273,380      14,558,460       3,822,532       3,337,848
                                                ------------    ------------    ------------    ------------    ------------

Loss from operations                              (2,020,617)     (4,625,270)     (4,930,190)     (1,817,312)     (1,002,107)
                                                ------------    ------------    ------------    ------------    ------------

Other income (expense):
  Other income                                           125          21,069          35,911           2,960           5,802
  Interest expense                                  (125,247)       (669,164)     (1,617,159)       (421,180)       (319,019)
                                                ------------    ------------    ------------    ------------    ------------
     Total other income (expense)                   (125,122)       (648,095)     (1,581,248)       (418,220)       (313,217)
                                                ------------    ------------    ------------    ------------    ------------

Net loss                                          (2,145,739)     (5,273,365)     (6,511,438)     (2,235,532)     (1,315,324)

Members' deficit, beginning of period                     --      (2,145,739)     (7,419,104)     (7,419,104)    (13,930,542)
                                                ------------    ------------    ------------    ------------    ------------

Members' deficit, end of period                 $ (2,145,739)   $ (7,419,104)   $(13,930,542)   $ (9,654,636)   $(15,245,866)
                                                ============    ============    ============    ============    ============

Pro forma Earnings Per Share:

Basic net loss per share                        $      (0.31)   $      (0.75)   $       (.93)   $      (0.32)   $      (0.19)

Weighted average common shares
  outstanding                                      7,000,000       7,000,000       7,000,000       7,000,000       7,000,000
                                                ------------    ------------    ------------    ------------    ------------

99 CENT STUFF, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 AND THE PERIOD FROM JUNE 28, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999 AND THE QUARTERS ENDED MARCH 31, 2002 AND 2001



                                                                         1999                2000              2001
                                                                     -----------         -----------        -----------
Cash flows from operating activities:
    Net loss                                                         $(2,145,739)       $(5,273,365)       $(6,511,438)
    Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
       Depreciation and amortization                                      98,984            351,656            852,532
       (Increase) decrease in:
          Prepaid expenses and other assets                              (42,055)          (158,764)            13,746
          Inventory                                                   (2,725,090)        (1,542,537)           881,678
          Deposits                                                       (94,137)                --              5,934
       Increase (decrease) in:
          Accounts payable                                               758,475          2,592,609            205,108
          Accrued expenses                                                    --             77,794           (101,376)
                                                                     -----------        -----------        -----------
Net cash provided by (used in) operating activities                   (4,149,562)        (3,952,607)        (4,653,816)
                                                                     -----------        -----------        -----------

Cash flows used in investing activities:
    Receivable from officer                                                   --                 --           (174,518)
    Purchase of property and equipment                                (1,221,081)        (3,360,049)          (766,838)
                                                                     -----------        -----------        -----------
Net cash used in investing activities                                 (1,221,081)        (3,360,049)          (941,356)
                                                                     -----------        -----------        -----------

Cash flows from financing activities:
    Change in cash overdraft                                             270,330            192,643           (210,940)
    Net borrowings under lines of credit                                 436,400            798,560          1,725,203
    Accrued interest included in notes payable,
      related party                                                      117,355            563,557          1,381,713
    Accounts payable, related party                                           --             76,496            394,196
    Proceeds from notes payable, related party                         4,875,089          5,645,000          2,305,000
    Repayments of notes payable, related party                          (292,131)                --                 --
                                                                     -----------        -----------        -----------
Net cash provided by (used in) financing activities                    5,407,043          7,276,256          5,595,172
                                                                     -----------        -----------        -----------

Net increase (decrease) in cash                                           36,400            (36,400)                --

Cash at beginning of year                                                     --             36,400                 --
                                                                     -----------        -----------        -----------

Cash at end of period                                                $    36,400        $        --        $        --
                                                                     ===========        ===========        ===========

Supplemental cash flow information:
    Interest paid                                                    $     7,891        $   105,604        $   190,999
                                                                     ===========        ===========        ===========
[restub]

                                                                      Quarter                Quarter
                                                                    Ended March            Ended March
                                                                      31, 2001              31, 2002
                                                                    (Unaudited)            (Unaudited)
                                                                    ------------           ------------

Cash flows from operating activities:
    Net loss                                                        $(2,235,532)           $(1,315,324)
    Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
       Depreciation and amortization                                    202,693                226,914
       (Increase) decrease in:
          Prepaid expenses and other assets                              45,226                 37,238
          Inventory                                                    (102,528)               185,556
          Deposits                                                       (5,375)                    --
       Increase (decrease) in:
          Accounts payable                                              115,800               (230,465)
          Accrued expenses                                             (148,200)                96,830
                                                                    -----------            -----------
Net cash provided by (used in) operating activities                  (2,127,916)              (999,251)
                                                                    -----------            -----------

Cash flows used in investing activities:
    Receivable from officer                                             (20,000)                (3,157)
    Purchase of property and equipment                                 (686,964)                    --
                                                                    -----------            -----------
Net cash used in investing activities                                  (706,964)                (3,157)
                                                                    -----------            -----------

Cash flows from financing activities:
    Change in cash overdraft                                            173,448               (223,306)
    Net borrowings under lines of credit                              1,275,203                (75,000)
    Accrued interest included in notes payable,
      related party                                                     365,925                     --
    Accounts payable, related party                                          --              1,300,714
    Proceeds from notes payable, related party                        1,020,304                     (0)
    Repayments of notes payable, related party                                0                     --
                                                                    -----------            -----------
Net cash provided by (used in) financing activities                   2,834,880              1,002,408
                                                                    -----------            -----------

Net increase (decrease) in cash                                              (0)                    --

Cash at beginning of year                                                    --                     --
                                                                    -----------            -----------

Cash at end of period                                               $        (0)           $        --
                                                                    ===========            ===========

Supplemental cash flow information:
    Interest paid                                                   $    50,585            $    44,488
                                                                    ===========            ===========

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS
--------------------------------

99 Cent Stuff, LLC (the "Company") was organized under the laws of the State of Delaware on June 28, 1999 as a limited liability company. The Company is a specialty, single-priced retailer that primarily targets individuals and small businesses with one-stop shopping for food, consumable hard lines, health and beauty aids, novelty and impulse items. The Company was operating retail outlets in ten locations at December 31, 2001, eight at December 31, 2000 and three at December 31, 1999. Nine locations were open for the entire 2001 fiscal year and three locations were open for the entire 2000 fiscal year. Three locations were open only a part of the 1999 fiscal year. The locations are separately incorporated as limited liability companies and are wholly owned by the Company. All of the stores are in southeast Florida.

The Company's ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond the Company's control, including inflation. Inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company to pass on any incremental costs due to price increases or other factors. A sustained trend of significant inflationary pressure could require the Company to abandon its single price point of 99 cents per item, which could have a material adverse effect on the Company's business and results of operations.

NOTE 2 - FINANCIAL STATEMENTS AND INTERIM PERIOD
------------------------------------------------

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Regulation SB.

In the opinion of management, all adjustments (consisting only of normal recurring accruals), which are necessary for a fair presentation for the periods presented, have been included. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted.

It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Cash and Cash Equivalents
-------------------------

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, there are no cash equivalents.

Fair Value of Financial Instruments
-----------------------------------

The Company's financial instruments consist mainly of cash, short-term payables, borrowings under a line of credit and notes payable. The Company believes that the carrying amounts approximate fair value.

Inventory
---------

Inventory is stated at the lower of average cost or market, with cost determined on a first-in, first-out (FIFO) basis, and consists primarily of merchandise held for resale. Management utilized an estimated average cost to value a portion of its inventory based on a comparison of actual costs of similar items purchased over a period of time.

--------------------------------------------------------------

Property and Equipment
----------------------

Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method. The following estimated lives have been used for financial statement purposes:

Category                                                      Lives
----------------------------------------------------  ---------------------

Computer equipment                                           5 years
Furniture, fixtures and equipment                           5-7 years
Leasehold improvements                                      7 years


Income Taxes
------------

The Company has elected, for federal and state income tax purposes, to include their taxable income with that of its shareholders (an LLC Corporation election). Accordingly, the Company makes no provision for income taxes. The LLC Corporation status of the Company will terminate upon consummation of the offering and the Company will become subject to corporate income taxes (see Note
9). Upon termination of the Company's LLC Corporation status, the Company will recognize deferred income tax assets and liabilities in accordance with SFAS No. 109, "Accounting for Income Taxes." The resulting adjustment will be recorded as a deferred income tax provision or benefit for the period in which the change in status is effective. Had the Company become a C corporation as of December 31, 2001, a provision for deferred income taxes of approximately $0 would have been recorded, due to a valuation allowance for effect of the tax benefit of the net losses incurred since inception.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary limited liability companies, after eliminations of all material intercompany transactions.

Advertising Costs
-----------------

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $83,946, $47,918 and $40,427 for the periods ended December 31, 2001, 2000 and 1999, respectively.

Revenue Recognition
-------------------

Revenue is recognized at the point of sale.

NOTE 4  - PROPERTY AND EQUIPMENT
--------------------------------

Property and equipment consist of the following at December 31, 2001 and 2000:

                                                          2001         2002
                                                          ----         ----

Computer equipment                                    $   424,259   $  398,960
Furniture, fixtures and equipment                       3,314,104    2,729,100
Leasehold improvements                                  1,609,605    1,453,070
                                                      -----------   ----------
    Total property and equipment                        5,347,968    4,581,130
    Less: accumulated depreciation and amortization    (1,303,172)    (450,640)
                                                      -----------   ----------
    Net property and equipment                        $ 4,044,796   $4,130,490
                                                      ===========   ==========

Depreciation and amortization expense for the periods ended December 31, 2001, 2000 and 1999 was $852,532, $351,656 and $98,984, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

At December 31, 2001 and 2000, the Company had notes payable of $14,591,553 and $10,904,840, respectively, for funds advanced from a member of the Company. These amounts include accrued interest of approximately $2,073,082 and $676,890 at December 31, 2001 and 2000. The notes are short-term and bear interest at the prime rate plus 2.0% (6.75%, and 11.5% at December 31, 2001 and 2000, respectively) and are due on demand.

The Company also had notes payable of $0 and $14,482 for funds advanced from a Corporation owned by a member of the Company at December 31, 2001 and 2000, respectively. The notes are short-term, non-interest bearing and due on demand.

At December 31, 2001 and 2000, accounts payable included reimbursements of $470,692 and $76,496 due to a member of the Company for certain advances and the member's purchase of equipment for the Company, respectively.

As of December 31, 2001, the Company had advanced $160,000 to an officer of the Company, which is included in other assets on the accompanying consolidated balance sheet. This advance bears interest at 8% per annum with an interest accrual of $14,518 as of December 31, 2001. The note is repayable ninety days after payment is demanded.

A member of the Company is the guarantor on several of the lease agreements for warehouse and retail facilities (Note 6), and also for the lines of credit and letters of credit (Note 8). As of December 31, 2001, interest of $242,002 was accrued for the member's personal guaranty of these obligations and is included in notes payable to related party on the accompanying consolidated balance sheet.


NOTE 6 - LEASE COMMITMENTS
--------------------------

The Company leases its retail and warehouse facilities under long-term operating lease agreements. Rent expense for all operating leases was $2,129,550, $1,236,445 and $257,112 for the years ended December 31, 2001, 2000 and 1999, respectively.

-------------------------------------

At December 31, 2001, future minimum lease payments for these leases are as follows:

    Year Ending December 31,
    ------------------------
             2002              $ 1,726,531
             2003                1,675,547
             2004                1,426,517
             2005                1,066,316
             2006                  860,397
          Thereafter             3,248,781
                               -----------
 Total minimum lease payments  $10,004,089
                               ===========

NOTE 7 - SIGNIFICANT ESTIMATES
------------------------------

Inventory Valuation Allowance
-----------------------------

The Company provides an allowance for certain merchandise that may become totally obsolete or damaged. Management has reduced the carrying value of these items by approximately $0 and $100,000 at December 31, 2001 and 2000, respectively.

NOTE 8 - CREDIT FACILITIES
--------------------------

The Company has a $3,000,000 revolving line of credit that requires quarterly interest payments at the bank's prime rate minus one percent (3.75% and 8.5% at December 31, 2001 and 2000, respectively). The line is secured by a personal guaranty of a member of the Company and is due May 24, 2002. The member is compensated 2% per annum of the total amount available under the line of credit for the personal guaranty of this facility.

At December 31, 2001 and 2000, the Company owed $2,900,000 and $1,174,797, respectively, on the revolving lines of credit.

The Company also has a separate $1,000,000 line of credit to fund standby and trade letters of credit. Interest is payable quarterly at the bank's prime rate minus one percent. The line is personally guaranteed by a member of the Company and is due May 24, 2002.

At December 31, 2001, the Company had outstanding irrevocable letters of credit approximating $130,225. These letters of credit, which have terms of three months to one year, collateralize the Company's obligation to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing banks, usually 1 to 1.5% of the credit issued.


NOTE 9 - CONTINGENCIES
----------------------

The Company is involved in various claims and lawsuits arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims and lawsuits are not material to the Company's financial position.

NOTE 10 - FINANCIAL ANALYSIS AND LIQUIDITY
------------------------------------------

As shown in the accompanying consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations. The Company has funded start up costs and related operating deficits by loans from a member of the Company. The Company is dependent on this and other sources of financing to meet its future obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan is to fund short-term cash requirements with additional member financing and is also reviewing possible sources of capital and financing. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 11 - RECLASSIFICATIONS
---------------------------

Certain amounts in the accompanying consolidated financial statements as of December 31, 2001, 2000 and 1999 have been reclassified to conform to the current year presentation, with no effect on reported net loss.

NOTE 12. UNAUDITED PRO FORMA INFORMATION
----------------------------------------

Balance Sheet
-------------

The following unaudited pro forma balance sheet gives effect as of December 31, 2001, to the conversion of a related party notes payable and accrued interest due to a stockholders of $14,591,553 as of March 31, 2002, and the recording of an estimated deferred income tax liability of $0 that would be recorded if the Company terminated its LLC corporation status at that date.

                        Balance Sheet

            ASSETS
            ------
                                                                                      Pro Forma As
                                                                                         Adjusted
                                                           March 31,    Pro Forma        March 31,
                                                             2002      Adjustments          2002
                                                           ---------------------------------------
                 Current assets:
                   Prepaid expenses and other assets          71,801                       71,801
                   Inventory, net                          3,200,393                    3,200,393
                                                          ----------                   ----------
                        Total current assets               3,272,194                    3,272,194
                                                          ----------                   ----------

                 Property and equipment, net               3,817,883                    3,817,883

                 Other assets:
                   Deposits                                  166,237                      166,237
                   Receivable from officer                   177,675                      177,675

                        Total assets                      $7,433,988                   $7,433,988
                                                          ==========                   ==========


            LIABILITIES AND MEMBERS' DEFICIT
            --------------------------------

                 Current liabilities:
                   Cash overdraft                             93,422                       93,422
                   Accounts payable                        3,186,871                    3,186,871
                   Accrued expenses                          211,602                      211,602
                   Lines of credit                         2,825,000                    2,825,000
                   Notes payable, related party           14,591,553   (14,591,553)            --
                                                                       ------------
                        Total current liabilities         20,908,448                    6,316,895
                                                          ----------                   ----------

                 Members' deficit                        (15,245,866)   14,591,553       (654,313)
                                                                       ------------
                        Total liabilities and
                           members' deficit             $  5,662,582                   $5,662,582
                                                          ==========                   ==========

----------------------------------------------------

Pro Forma Provision For Income Taxes
------------------------------------

The unaudited pro forma net loss presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes. Since the Company had a loss since inception no income tax expense has been recorded. The tax benefit from the losses has been offset by a valuation allowance.

Pro Forma Per Share Information
-------------------------------

In accordance with SFAS No. 128 "Earnings per Share," which became effective December 15, 1997, basic net income per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year assuming the Corporation has been converted to a C corporation and $14,591,553 of notes payable to a related party as of March 31, 2002, has been exchanged for 7,000,000 shares of common stock.

Stock Option Plan
-----------------

The Company will establish a nonqualified and incentive stock option plan in connection with the filing of a Form S-1 Registration Statement. The plan provides for the issuance of a maximum of 1,000,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. All options vest equally over a three-year period. The Company applies APB No. 25 and related interpretations in accounting for its stock option grants to employees. Accordingly, no compensation expense has been recognized for these stock option grants.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

              SEC registration fee                          $      920
              Printing and engraving expenses
              Legal fees and expenses
              Accounting fees and expenses
              Blue Sky fees and expenses
              Nasdaq listing fees
              Transfer agent and registrar fees
              Miscellaneous fees and expenses
                                                            ----------
               Total                                        $

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We are also a party to indemnification agreements with each of our directors and officers. The Registrant has also agreed to indemnify the selling shareholders named in the Registration Statement against certain liabilities, including liabilities under the Securities Act.

The bylaws of the registrant provide that, to the fullest extent permitted by applicable law, the registrant shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the registrant or was serving at the request of the registrant.

The registrant has not purchased insurance against costs which may be incurred by it pursuant to the foregoing provisions of its certificate of incorporation and bylaws, nor does it insure its officers and directors against liabilities incurred by them in the discharge of their functions as such officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NUMBER         EXHIBIT DESCRIPTION
--------------         -------------------
1.1                    Subscription Agreement
1.2*                   Escrow Agreement
3.1*                   Articles of Incorporation
3.2*                   Bylaws
4.1*                   Specimen Stock Certificate
5.1*                   Opinion of Sachs Sax Klein
10.1*                  2002 Equity Incentive Plan
10.2*                  Employment Agreement with Raymond Zimmerman
10.3*                  Employment Agreement with John Isaac
23.1*                  Consent of Sachs Sax Klein (included in Exhibit 5.1)
23.2                   Consent of Daszkal Bolton LLP
----------
*To be filed by amendment.

ITEM 17 UNDERTAKINGS

 The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


The undersigned Registrant hereby undertakes that:

     o For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

     o For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on July 5, 2002.

                                        99 CENT STUFF, INC.

                                        By: /s/ Raymond Zimmerman
                                            ---------------------------
                                            Raymond Zimmerman, Chairman

                                POWER OF ATTORNEY

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Raymond Zimmerman and John Isaac, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to al intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys in fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:



       SIGNATURE                                        TITLE                                       DATE
       ---------                                        -----                                       ----
/s/ Raymond Zimmerman                        Chairman of the Board and Chief Executive           July 5, 2002
---------------------                        Officer (Chief Financial and Accounting
Raymond Zimmerman                            Officer)



